EXECUTION COPY
EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

dated June 20, 2018

UNITED BANK,

UNITED BANCORPORATION,

and

CITIZENS COMMUNITY BANCORP, INC.

TABLE OF CONTENTS

PAGE

Article I	DEFINITIONS; INTERPRETATION	1
1.01	Definitions	1
1.02	Interpretation	11
Article II	PURCHASE AND SALE AND PURCHASE PRICE	13
2.01	Purchase and Sale	13
2.02	Purchase Price	13
2.03	Payment of Terms	13
2.04	Equity Adjustment Amount	13
Article III	CLOSING	14
Article IV	CONDUCT OF BUSINESS PENDING THE CLOSING	14
4.01	Forbearance of the Sellers	14
Article V	REPRESENTATIONS AND WARRANTIES	18
5.01	Disclosure Letters	18
5.02	Representations and Warranties of the Sellers	18
5.03	Representations and Warranties of the Purchaser	35
Article VI	OTHER COVENANTS	35
6.01	Commercially Reasonable Efforts	37
6.02	Cooperation	37
6.03	Shareholder Covenants	37
6.04	Regulatory Applications; Third-Party Consents	37
6.05	Press Releases	38
6.06	Acquisition Proposals	39
6.07	Takeover Laws and Provisions	39
6.08	Access; Information	39
6.09	Designated Securities	40
6.10	Employee Benefits Matters	41
6.11	Title Surveys, Environmental Assessments, and Appraisals	42
6.12	Tax Matters	43
6.13	Further Assurances	47
6.14	Non-Competition and Non-Solicitation	47
6.15	Representatives’ Fees	48
6.16	Retention and Stay Bonuses; Employment Agreement	49
6.17	Voting and Support Agreement	49
6.18	MasterCard Covenant	49
Article VII	Indemnification	49
7.01	Survival	50
7.02	Indemnification of Shareholder and Bank Directors and Officers by Purchaser	50
7.03	Indemnification of Purchaser by Shareholder	51
7.04	Procedures Relating to Indemnification	53

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TABLE OF CONTENTS
(continued)
PAGE

7.05	Limitations on Indemnification	55
7.06	Indemnity Payments	55
7.07	Insurance; Recoveries	55
7.08	Waiver	56
Article VIII	CONDITIONS PRECEDENT TO THE CLOSING	56
8.01	Conditions to Each Party’s Obligation to Effect the Closing	56
8.02	Conditions to the Obligation of the Sellers	57
8.03	Conditions to the Obligation of Purchaser	57
Article IX	TERMINATION	57
9.01	Termination	58
9.02	Effect of Termination and Abandonment	60
Article X	MISCELLANEOUS	60
10.01	Expenses	60
10.02	Notices	60
10.03	Amendment	61
10.04	Governing Law	61
10.05	Waiver of Jury Trial	61
10.06	Entire Agreement	61
10.07	Binding Effect; Assignment; No Third-Party Beneficiaries	62
10.08	Counterparts	62
10.09	Specific Performance	62
10.10	Severability	62
10.11	Subsidiary and Affiliate Action	62
10.12	Deadlines	63
10.13	Scope of Agreements	63
10.14	Waivers and Consents	63
10.15	Remedies	63
Schedule A	Designated Securities	Sch.A-1
EXHIBIT A	FORM OF ESCROW AGREEMENT	Exh. A-1
EXHIBIT B	TRI-PARTY AGREEMENT	Exh. B-1
EXHIBIT C	NON-COMPETITION AGREEMENT	Exh. C-1
EXHIBIT D	FORM OF NON-SOLICITATION AGREEMENT	Exh. D-1
EXHIBIT E	AMENDED AND RESTATED TSA	Exh. E-1

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT, dated June 20, 2018 (this “Agreement”), is among United Bank, a Wisconsin chartered bank (the “Bank”), United Bancorporation, a South

ii

Dakota corporation, (“Shareholder,” and together with the Bank, “Sellers”), and Citizens Community Bancorp, Inc., a Maryland corporation (“Purchaser”).
RECITALS
A.    The Bank is a state bank organized and existing under the laws of the state of Wisconsin, with authorized capital consisting of 51,025 shares of common stock, $10 par value per share, of which there are currently outstanding 69 shares (hereinafter referred to as the “Bank Common Stock”), all of which are owned by Shareholder; and
B.    Shareholder desires to sell, assign and transfer to Purchaser and Purchaser desires to purchase, accept and receive from Shareholder, the Bank Common Stock on the terms and subject to the conditions hereinafter set forth.
C.    Purchaser intends to merge the Bank with and into Purchaser’s wholly-owned subsidiary, Citizens Community Federal, National Association, a national bank (“CCF Bank”), with CCF Bank as the surviving entity, immediately following the closing of the transactions contemplated by this Agreement.
D.    The respective boards of directors of Purchaser, the Bank, and Shareholder have each determined that the transactions contemplated hereby are consistent with, and will further, their respective business strategies and goals, and are in the best interests of their respective shareholders, and, therefore, have approved this Agreement and the transactions contemplated hereby.
NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:
Article I
DEFINITIONS; INTERPRETATION
1.01    Definitions. This Agreement uses the following definitions:
“Accounting Referee” has the meaning set forth in Section 2.04(b).
“Acquisition Proposal” means any expression of interest, proposal or offer by any person to acquire in any manner, directly or indirectly, (i) any voting power in the Bank, or (ii) any of the respective businesses, assets or deposits of the Bank, in each case, other than the transactions contemplated hereby and immaterial asset sales occurring in the ordinary course.
“Adverse Right” means, save as has been waived pursuant to this Agreement, (i) any option, warrant, right (including a conversion or preemptive right of first refusal), agreement or commitment that provides for the issue, subscription or purchase, or which is otherwise convertible or exchangeable into, or exercisable for, any share, debenture or other security interest of any kind of any of the equity or capital of the Bank, (ii) any other security, arrangement or agreement which may require the allotment, issue or transfer of any such share, debenture or other security interest in the Bank and (iii) any right under any shareholders agreement, voting agreement, joint venture, voting trust, proxy or other agreement or arrangement relating to the holding, voting, purchase, redemption, issue or acquisition of, or payment of dividends or distributions in respect of, any such share, debenture or other security interest in the Bank, in each case, including any such rights that are contingent, unvested or otherwise come into effect at a later date.
“Affiliate” means, with respect to a person, those other persons that, directly or indirectly, control, are controlled by or are under common control with such person. For purposes of the definition of “Affiliate” and “Subsidiary”, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”), as applied to any person, means the possession, directly or indirectly, of (i) ownership, control or power to vote twenty-five percent (25%) or more of the outstanding shares of any class of voting securities of such person; (ii) control, in any manner, over the election of a majority of the directors, trustees, general partners or managing members (or individuals exercising similar functions) of such person; or (iii) the ability to exercise a controlling influence, directly or indirectly, over the management or policies of such person, in each case of clauses (i)–(iii) as calculated or interpreted by the Board of Governors of the Federal Reserve System under 12 C.F.R. § 225.2(e).
“Agreement” has the meaning set forth in the Preamble.
“Applicable Law” means, to the extent applicable, (i) any local, state, national or foreign law, including common law, statute, directive, ordinance, rule, regulation, code, judgment, order, injunction, treaty, decree, declaration, arbitration award, agency requirement, license or permit of any Governmental Entity and (ii) any order, writ, judgment, injunction, decree, declaration, stipulation, determination, formal interpretive letter or award entered by or with, or issued by, any Governmental Entity.
“Audited Financial Statements” has the meaning set forth in Section 5.02(m)(1).
“Bank” has the meaning set forth in the Preamble.
“Bank Board” means the board of directors of the Bank.
“Bank Common Stock” means the common stock, par value ten dollars ($10) per share, of the Bank, of which 100% is owned by Shareholder.
“Bank Financial Statements” has the meaning set forth in Section 5.02(m)(1).
“Bank Insurance Policies” has the meaning set forth in Section 5.02(bb).
“Bank Intellectual Property” has the meaning set forth in Section 5.02(t)(1).
“Bank Marks” has the meaning set forth in Section 6.14(d).
“Bank Merger Act” means the Bank Merger Act, 12 U.S.C. 1828(c).

“Bank Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential Liability is borne by either Seller, which is an “employee benefit plan” within the meaning of Section 3(3) of ERISA or provides retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, medical, welfare, fringe or other employee benefits or remuneration of any kind.
“Bank Real Property” has the meaning set forth in Section 5.02(y)(1).
“Base Equity Amount” means twenty-nine million two hundred forty-six thousand dollars ($29,246,000).
“Burdensome Condition” means any restraint or condition that would reasonably be expected to (i) impair in any material respect the economic or other benefits to Purchaser of the transactions contemplated hereby or the transactions contemplated by this Agreement, (ii) have a materially negative effect on the operation of the business currently conducted by the Bank or on any other business of Purchaser or its Affiliates or (iii) require the sale, transfer, license or other disposition of any assets or categories of assets that, individually or in the aggregate, would be material to any of Purchaser, its existing Affiliates or the Bank.
“Business Day” means any day excluding Saturday, Sunday and any day on which the Federal Reserve Bank of Minneapolis is closed.
“Cash Incentive Plan” has the meaning set forth in Section 6.10(g).
“Closing” has the meaning set forth in Article III.
“Closing Date” has the meaning set forth in Article III.
“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and the rules and regulations issued thereunder and any similar state law.
“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.
“Competing Business” has the meaning set forth in Section 6.14(a).
“Confidential Information” has the meaning set forth in Section 6.08(c).
“Confidentiality Agreement” means the confidentiality agreement, dated October 27, 2017, between Purchaser and Hovde Group, LLC.
“Constituent Documents” means the charter or articles or certificate of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.
“Continuing Employee” has the meaning set forth in Section 6.10(d).
“Contract” means, with respect to any person, any agreement, contract, indenture, undertaking, debt instrument, lease, understanding, arrangement or commitment, whether a single document or multiple documents that collectively form a contractual relationship, to which such person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their assets or properties is subject, whether or not in writing.
“CRA” means the Community Reinvestment Act of 1977.
“De Minimis Claim” has the meaning specified in Section 7.05(a).
“Designated Markets” means (i) with respect to a branch-based banking Competing Business, within a sixty (60)-mile radius of any of the Bank’s bank branches; and (ii) with respect to any other Competing Business, the markets in which the Bank conducts such activities as of the Closing Date.
“Designated Securities” means (i) the securities listed on Schedule A and (ii) any of the following types of securities acquired after the date hereof:
(1)    Callable bonds issued by a GSE;
(2)    Structured notes that include step up bonds issued by a GSE;
(3)    Mutual funds;
(4)    Common stock;
(5)    Trust-preferred securities;
(6)    Asset-backed securities;
(7)    Private label collateralized mortgage obligations (also described as non GSE issued collateralized mortgage operations);
(8)    Corporate bonds; and
(9)    Municipal revenue bonds.
“Determination Date” has the meaning set forth in Section 2.03.
“Determination Date Balance Sheet” has the meaning set forth in Section 2.04.
“Disclosure Letter” has the meaning set forth in Section 5.01.

“Environmental Laws” means any Applicable Law: (i) relating to the manufacture, handling, transport, use, treatment, storage, presence or disposal of Hazardous Materials or materials containing Hazardous Materials or (ii) otherwise relating to pollution or to the protection of health, safety or the environment including exposure to any Hazardous Materials.
“Equity Adjustment Amount” means the difference between the Equity Amount and the Base Equity Amount.
“Equity Amount” means the Stockholders Equity as of the Determination Date.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Bank as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Escrow Agent” has the meaning set forth in Section 2.02(a).
“Escrow Agreement” has the meaning set forth in Section 2.02(a).
“Exchange Act” means the Securities Exchange Act of 1934.
“Extensions of Credit” has the meaning set forth in Section 5.02(cc)(1).
“FDI Act” means the Federal Deposit Insurance Act of 1950.
“Final Determination” has the meaning set forth in Section 6.12(h).
“GAAP” means United States generally accepted accounting principles, consistently applied.
“Governmental Entity” means any nation, state or political subdivision of any of the foregoing, or any national, state, local or foreign governmental or regulatory authority, court, commission, arbitration panel, department, division, committee, administration, board, bureau, agency, tribunal, instrumentality or other body or entity, or any supranational or quasi-governmental or similar body or entity, or any securities exchange, futures exchange, contract market other exchange or market body or entity, or any self-regulatory body or organization, in each case, whether temporary, preliminary or permanent.
“GSE” means government-sponsored enterprise.
“Hazardous Materials” means any hazardous or toxic substances, materials, wastes, pollutants, contaminants or harmful substances, including petroleum compounds, asbestos, mold and lead-containing and any other substance regulated under or which may give rise to Liability under any Environmental Law.

“Indebtedness” means, with respect to any person, (i) all indebtedness and other obligations of such person, whether or not contingent, for borrowed money, whether or not evidenced by notes, debentures, bonds or other similar instruments and any obligations issued in substitute for or exchange of obligations for borrowed money, (ii) all obligations of such person for cash overdrafts, (iii) all obligations of such person for the deferred purchase price of property or services, (iv) all indebtedness and other obligations of such person created or arising under any conditional sale or other title retention agreement, (v) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (vi) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (vii) all of such person’s obligations in respect of swap or hedge agreements, derivatives, or similar agreements, (viii) all of such person’s obligations under finance leases, (ix) all indebtedness and other obligations of others to the extent directly or indirectly guaranteed or assumed by or otherwise made with recourse to such person, (x) all indebtedness and other obligations of others to the extent secured by any asset of such person, whether or not the indebtedness or other obligation is guaranteed or assumed by that person and (xi) accrued and unpaid interest, penalties, fines and fees with respect to any of the foregoing.
“Indemnification Escrow Account” has the meaning set forth in Section 2.02(a).
“Indemnification Escrow Amount” has the meaning set forth in Section 2.02(a).
“Indemnity Threshold” has the meaning set forth in Section 7.05(a).
“Insolvency Procedure” means any procedure (i) relating to or ensuing from a person being bankrupt or Insolvent or being a debtor under any bankruptcy, insolvency or other Applicable Law respecting debtor relief, (ii) relating to or ensuing from the appointment of a receiver, conservator, administrator, liquidator, trustee or similar officer, (iii) relating to or ensuing from any voluntary or involuntary arrangement with creditors or suspension of any creditor’s rights or (iv) relating to or ensuing from the liquidation or winding-up of a person or all or a substantial part of the assets of a person.
“Insolvent” means a person (i) not being in a position to satisfy all of such person’s Indebtedness or other Liabilities (including reasonably foreseeable prospective Liabilities) as they fall due for payment, or whose Indebtedness or other Liabilities (including reasonably foreseeable prospective Liabilities) are of an amount that is greater than the value of such person’s assets, (ii) admitting to any of the foregoing in writing, (iii) voluntarily suspending payment of such person’s obligations, (iv) making any assignment for the benefit of creditors, or (v) being subject to an Insolvency Procedure or having all or substantially all of such person’s property subject to an Insolvency Procedure.
“Intellectual Property” means all (i) trademarks, service marks, brand names, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues; (iii) Trade Secrets; (iv) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or proprietary rights or protections throughout the world, in each case whether currently existing or hereafter developed or acquired, arising under Applicable Law or by Contract, and whether or not perfected, registered or issued, including all applications, disclosures, registrations, issuances and extensions with respect thereto.
“Interest Rate Instruments” has the meaning set forth in Section 5.02(dd).
“IRS” means the Internal Revenue Service of the United States of America.
“IT Assets” means the information technology and computer systems, including all computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology and telecommunication hardware and other equipment, and all associated documentation used in or necessary to the conduct of the Bank’s businesses as conducted as of the date of this Agreement.
“Knowledge” means: (i) when used with respect to the Sellers (collectively, not individually), the actual knowledge, after reasonable inquiry, of any of the following persons: the CEO (or equivalent position), CFO, or Director of HR of the Bank; and the President, CIO, CCO, and CTO of Shareholder, and (iii) when used with respect to Purchaser, the actual knowledge, after reasonable inquiry, of the following persons: the CEO and CFO of Purchaser. For purposes of this definition, any person who is an officer or employee of a company shall be deemed to have actual knowledge of facts that would be reasonably expected to come to the attention of such officer or employee in the course of customary management reporting practices consistent with such officer’s or employee’s position, and the employer of such person shall be deemed to have knowledge of all facts that its officers and employees have knowledge of.
“Liabilities” means all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determinable or indeterminable, or otherwise, whenever or however arising (including whether arising out of any Contract or tort).
“Licensed Intellectual Property” has the meaning set forth in Section 5.02(t)(1).
“Lien” means any right, interest or equity of any person (including any pre-emption right, right of first refusal, option or right to acquire) or any mortgage, deed of trust, encumbrance, claim, charge, deposit arrangement, pledge, lien, assignment, restriction, hypothecation, security or priority interest, participation interest, title retention, conditional sale, financing lease or other security, preference or priority agreement or arrangement, however arising (including any created by Applicable Law), or an agreement or commitment to create any of the foregoing, other than a Permitted Lien.
“Loss” means any losses, Liabilities, claims, fines, deficiencies, damages, obligations, payments (including those arising out of any settlement, judgment or compromise relating to any Proceeding), costs and expenses (including interest, fines, penalties and fees with respect thereto and attorneys’ and accountants’ fees and any other out-of-pocket expenses incurred in investigating, preparing, defending, avoiding or settling any Proceeding), diminution in value and loss of future revenue, income or profits, including any of the foregoing arising under, out of or in connection with any Proceeding or award of any arbitrator of any kind, or any Applicable Law, or Contract.
“MasterCard” has the meaning set forth in Section 7.03(a)(5).
“MasterCard Agreement” has the meaning set forth in Section 7.03(a)(5).
“Material Adverse Effect” means, as applicable, with respect to any Seller or Purchaser, any effect that:
(a)    is material and adverse to the assets, Liabilities, condition (financial or otherwise), results of operations, business, or prospects of the Bank, taken as a whole, or Purchaser and its Subsidiaries, taken as a whole, respectively, excluding (with respect to each of clauses (i), (ii) or (iii), only to the extent that the effect of a change on it is not disproportionate to the effect of such change on comparable banking organizations organized and operated in the United States) the impact of (i) changes in banking and other laws of general applicability or changes in the interpretation thereof by Governmental Entities, (ii) changes in GAAP or regulatory accounting requirements applicable to banking services organizations generally, (iii) changes in prevailing interest rates or market prices or other general economic conditions generally affecting banking organizations operating in the United States or any state therein, and (iv) actions or omissions of a party to this Agreement that are expressly required by this Agreement or taken upon the written request or with the prior written consent of the other party to this Agreement, in contemplation of the transactions contemplated hereby; or
(b)    would materially impair the ability of any Seller (or in any representation made by it, Purchaser), to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
“Material Contracts” has the meaning set forth in Section 5.02(z)(1).
“Non-Competition Period” has the meaning set forth in Section 6.14(a).
“Open Source Software” means all open source software, public source software, “copyleft” software, shareware, freeware and similar software, as such terms are understood in the software industry, in executable code and/or source code form.
“Other Incentive Plans” has the meaning set forth in Section 6.10(g).

“Outside Date” has the meaning set forth in Section 9.01(d).
“Owned Intellectual Property” has the meaning set forth in Section 5.02(t)(1).
“PBGC” means the Pension Benefit Guaranty Corporation.
“Permitted Enforceability Exceptions” means those exceptions with respect to receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other Applicable Law of general applicability relating to or affecting creditors’ rights or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.
“Permitted Liens” has the meaning set forth in Section 5.02(y)(1).
“Phase I Assessment” has the meaning set forth in Section 6.11(a).
“Post-Closing Tax Period” has the meaning set forth in Section 6.12(a)(1).
“Preamble” means the paragraph preceding the Recitals.
“Pre-Closing Tax Period” means all Tax periods ending on or before the Closing Date and the portion ending on the Closing Date of any Straddle Period.
“Previously Disclosed” means information fully, clearly and accurately disclosed (with sufficient details to identify the nature and scope of the matter disclosed) by the Sellers or Purchaser in the applicable paragraph of its respective Disclosure Letter and, with respect to Purchaser, information disclosed in Purchaser SEC Filings (disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer).
“Proceeding” means any judicial, administrative or arbitration action, suit, or other proceeding (whether governmental, public, private, civil, criminal or any other kind) or any claim, complaint, dispute or investigation of any kind.
“Profit-Sharing Bonus Plan” has the meaning set forth in Section 6.10(g).
“Purchase Price” has the meaning set forth in Section 2.01.
“Purchaser” has the meaning set forth in the Preamble.
“Purchaser Indemnified Party” has the meaning set forth in Section 7.03(a).
“Purchaser SEC Filings” means all reports, registration statements, definitive proxy statements, or other information statements or filings filed by Purchaser with the SEC under the Exchange Act.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.
“Representatives” means, with respect to any person, such person’s directors, managers, officers, employees, agents, advisors and representatives (including attorneys, accountants, consultants and bankers).
“Required Third-Party Consents” has the meaning set forth in Section 5.02(f).
“Requisite Regulatory Approvals” has the meaning set forth in Section 6.04(a).
“Restricted Lending Action” has the meaning set forth in Section 4.01(i).
“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares of capital stock, units or other equity or voting interests of, such first person.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Seller Indemnified Parties” has the meaning set forth in Section 7.02(a).
“Sellers” has the meaning set forth in the Preamble.
“Shareholder” has the meaning set forth in the Recitals.
“Stockholders’ Equity” means, as of a given date, the aggregate amount of the common stockholders’ equity of the Bank, determined in accordance with GAAP.
“Straddle Period” means all Tax periods that include (but do not end on) the Closing Date.
“Subsidiary” means, with respect to a person, any other person directly or indirectly controlled by that person.
“Takeover Laws” has the meaning set forth in Section 5.02(i).
“Tax” and “Taxes” means all federal, state, local or foreign taxes, duties, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, capital stock, value added, production, transfer, franchise, registration, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, premium, occupation, property, environmental, unemployment, social security (or similar), net worth, escheat, alternative or add-on minimum, estimated or other taxes, custom duties, charges, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, fines, fees, additions to tax or additional amounts imposed by any Governmental Entity whether arising before, on or after the Closing Date and whether disputed or not and any obligation to indemnify or otherwise assume or succeed to the tax Liability of any other person.
“Tax Claim” has the meaning set forth in Section 6.12(e)(1).
“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, statements, estimates, information returns and claims for refund) required to be filed with respect to any Tax and any amendments or attachments thereto.
“Third-Party Claim” has the meaning set forth in Section 7.04(a).
“Trade Secrets” means confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.
“Unaudited Financial Statements” has the meaning set forth in Section 5.02(m)(1).
“Visa Agreement” has the meaning set forth in Section 6.18.
“WARN Act” has the meaning set forth in Section 5.02(w)(2).
“WBL” means the Wisconsin banking law.
1.02    Interpretation.
(a)    In this Agreement, except as context may otherwise require, references:
(1)    to the Preamble, Recitals, Articles, Sections, Schedules, or Exhibits refer, respectively, to the Preamble to, a Recital, Article or Section of, Schedule, or Exhibit to, this Agreement;
(2)    to this Agreement are to this Agreement and the Schedules and Exhibits to it, taken as a whole;
(3)    to the “transactions contemplated hereby” include the transactions provided for in this Agreement;
(4)    to any agreement (including this Agreement) or Contract are to the agreement or Contract as amended, modified, supplemented, restated or replaced from time to time, to the extent permitted by the terms thereof;
(5)    to any Applicable Law or other law refer to such Applicable Law or other law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any Applicable Law or other law include any successor to such section;
(6)    to any Governmental Entity include any successor to that Governmental Entity;
(7)    to the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;
(8)    to the terms “dollars”, “cents” and “$” mean U.S. Dollars and Cents;
(9)    to any gender include the other gender;
(10)    to the phrase “date hereof” or “date of this Agreement” shall be deemed to refer to the date set forth in the Preamble; and
(11)    to “foreign” or “federal” shall be by reference to the United States.
(b)    The words “hereby”, “herein”, “hereof”, “hereunder” and similar terms, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.
(c)    The words “include”, “includes” or “including” are to be deemed followed, in each case, by the words “without limitation”.
(d)    The word “party” is to be deemed to refer to any of the Bank, Shareholder or Purchaser.
(e)    The word “person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.
(f)    The phrase “in the ordinary course” as used in this Agreement, shall be deemed to mean, in each case, “in the usual and ordinary course of business consistent with past practice”.
(g)    The table of contents and article and section headings in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement or the meaning thereof.
(h)    This Agreement is the product of negotiation by the parties, each having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to any other.

(i)    No provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent such action or omission would violate Applicable Law.
ARTICLE II
PURCHASE AND SALE AND PURCHASE PRICE
2.01    Purchase and Sale. At the Closing, Purchaser shall purchaser from Shareholder, and Shareholder shall sell, convey, assign, transfer and deliver to Purchaser, all of Shareholder’s right, title and interest in and to the Bank Common Stock, free and clear of all Liens.
2.02    Purchase Price. The purchase price to be paid by Purchaser to Shareholder for the Bank Common Stock (the “Purchase Price”) shall be equal to the sum of:
(a)    fifty million seven hundred thousand dollars ($50,700,000), PLUS OR MINUS
(b)    the Equity Adjustment Amount, PLUS
(c)    interest on the Base Equity Amount at a rate of four and one half percent (4.5%) per annum from the period from the Determination Date through the Closing Date.
2.03    Payment of Terms. The Purchase Price shall be paid by Purchaser to Shareholder on the Closing Date in immediately available funds as follows:
(a)    Purchaser shall deposit, or shall cause to be deposited, six million dollars ($6,000,000) (the “Indemnification Escrow Amount”) into an escrow account (the “Indemnification Escrow Account”) established pursuant to the terms of an Escrow Agreement to be entered into at Closing among Purchaser, Shareholder, and Bankers’ Bank, a Wisconsin state bank, as escrow agent (the “Escrow Agent”), substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”), in order to support Shareholder’s indemnification obligations under Article VII hereof.
(b)    The balance of the Purchase Price shall be paid by Purchaser to Shareholder.
2.04    Equity Adjustment Amount.
(a)    At least ten (10) Business Days prior to the Closing Date, Sellers shall deliver to Purchaser an unaudited consolidated balance sheet of the Bank as of the close of business on the Business Day that is the last Business Day of the calendar month immediately preceding the calendar month in which the Closing is scheduled to occur (such date, the “Determination Date”, and the balance sheet, the “Determination Date Balance Sheet”), prepared on a basis consistent with the accounting practices and policies used in the preparation of the Bank Financial Statements, as well as Sellers’ calculation of the Equity Amount. Sellers shall afford Purchaser and its Representatives the opportunity to review all work papers and documentation used by Sellers in preparing the Determination Date Balance Sheet and Sellers’ calculation of the Equity Amount. For clarity, the Determination Date Balance Sheet shall reflect the Bank’s payment or accrual of (i) all fees and expenses incurred (or estimated to be incurred) in connection with the consummation of the transactions contemplated by this Agreement, (including all fees payable to the Bank’s financial advisor, legal counsel, and accountants), and (ii) all vendor or funding termination or breakage penalties, management change-in-control or retention payments, employee severance costs, and any payments or distributions under any Bank Plan due as a result of this Agreement or the transactions contemplated by this Agreement.
(b)    Sellers’ calculation of the Equity Adjustment Amount shall be final and binding on the parties hereto, unless, no later than five (5) Business Days following Purchaser’s receipt of the Determination Date Balance Sheet and Sellers’ calculation of the Equity Amount, Purchaser shall notify Sellers’ in writing of its disagreement with any amount included therein or omitted therefrom (each dispute, an “Objection”), in which case, the Closing shall be delayed and, if the parties are unable to resolve the Objections within three (3) Business Days of the receipt by the Sellers of the Objection(s), such unresolved Objections shall be determined by a regionally recognized independent accounting firm selected by mutual agreement between Purchaser and Sellers (the “Accounting Referee”). The Accounting Referee shall be instructed to resolve the Objections within five (5) Business Days of engagement, to the extent reasonably practicable. The determination of the Accounting Referee shall be final and binding on the parties hereto. The fees and costs of the Accounting Referee, if one is required, shall be payable (i) fifty percent (50%) by Shareholder, on the one hand, and (ii) fifty percent (50%) by Purchaser, on the other hand.
ARTICLE III
CLOSING
The closing of the purchase and sale of the Bank Common Stock contemplated hereunder (the “Closing”) shall take place electronically on a date mutually agreed upon by Purchaser and Shareholder, provided: (1) such date shall not occur before September 30, 2018; (2) such date shall be no later than thirty (30) days following the date Purchaser is in receipt of all regulatory approvals required for consummation of the transactions hereunder, to the extent such date is after September 30, 2018; and (3) if such date is after the dates set forth in (1) and (2) because of a dispute regarding the Equity Amount pursuant to Section 2.03(b), then such date shall be no later than five (5) days after the Accounting Referee has made its determination regarding the Objection(s) (said day of Closing hereinbefore and hereinafter called the “Closing Date”).
ARTICLE IV
CONDUCT OF BUSINESS PENDING THE CLOSING
4.01    Forbearances of the Sellers. Shareholder agrees that from the date hereof until the Closing, except as expressly contemplated by this Agreement or as Previously Disclosed, without the prior written consent of Purchaser (which consent will not be unreasonably withheld or delayed), Shareholder shall cause the Bank not to:

(a)    Ordinary Course. Conduct its business other than in the ordinary course or fail to use reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and authorizations and its existing relations with customers, suppliers, vendors, employees and business associates.
(b)    Operations. Enter into any new line of business or change its lending, investment, underwriting, risk and asset liability management or other banking and operating policies or practices, except (i) as required by Applicable Law or policies imposed by any Governmental Entity or (ii) for immaterial adjustments to such policies or practices made in the ordinary course.
(c)    Products. Materially alter any of its policies or practices with respect to the rates, fees, charges, credit or underwriting policies, levels of services or products available to customers of the Bank or, other than in response to market developments and with notice to Purchaser, offer any promotional pricing with respect to any product or service available to customers of the Bank; provided that the Bank’s response to market developments is comparable with its past practices in responding to similar market developments.
(d)    Brokered Deposits; National CD Program; Federal Home Loan Bank Advances. Other than in the ordinary course, (i) book any “brokered deposits”, as such term is defined in 12 C.F.R. § 337.6, (ii) issue any new certificates of deposit in connection with its deposit program or (iii) make any additional borrowings in the form of a Federal Home Loan Bank advance, in each case of (i) – (iii), with an original maturity that is past the last day of the month that immediately precedes the Closing Date.
(e)    Deposit Mix. Materially alter the mix, type or aggregate amount of deposits held by the Bank.
(f)    Securities Portfolio. Other than in the ordinary course, purchase any securities other than short-term securities issued by the United States Department of the Treasury with an original maturity that is no later than the last day of the month that immediately precedes the Closing Date, provided, however that the Bank may purchase certificates of deposit that are registered with the Depository Trust Company and that have an original maturity not to exceed twelve months.
(g)    Capital Expenditures. Make any capital expenditures in excess of twenty thousand dollars ($20,000) individually or one hundred fifty thousand dollars ($150,000) in the aggregate.
(h)    Material Contracts. Terminate, enter into, amend, modify, extend or renew any Material Contract.
(i)    Extensions of Credit and Interest Rate Instruments. Make, renew or amend any Extension of Credit in excess of seven hundred fifty thousand dollars ($750,000) or make, renew, amend any Extension of Credit to any borrower carrying, or proposed to carry, a risk rating of 6 or 7; enter into, renew or amend any Interest Rate Instrument in excess of seven hundred fifty thousand dollars ($750,000); or terminate any Interest Rate Instrument prior to its stated maturity (any action referred to in this Section 4.01(i), a “Restricted Lending Action”); provided, however, that the Bank may take a Restricted Lending Action, if (1) the Bank has delivered to Purchaser a notice of its intention to take such Restricted Lending Action and such additional information as Purchaser shall request in respect thereof and (2) Purchaser shall not have objected to such Restricted Lending Action within two (2) Business Days following the delivery to Purchaser of the notice of intention and information requested by Purchaser. If Purchaser objects to such Restricted Lending Action, the Bank may still take such Restricted Lending Action if Shareholder, in response to Purchaser’s notice of objection, agrees to purchase, on or prior to the Closing Date, the Extension of Credit or Interest Rate Instrument that was the subject of the Restricted Lending Action.
(j)    Loan Portfolio. Amend or modify, including by entering into any forbearance agreement with respect to, any Extension of Credit, other than those described in Section 4.01(i) and other than in the ordinary course and consistent with the written loan policies of the Bank.
(k)    Capital Stock. Issue, sell, split, combine, reclassify or otherwise permit to become outstanding, or dispose of, allow the creation of an Adverse Right in respect of or permit a Lien to be placed on any shares of its stock, or authorize or propose the creation of any additional shares of its stock or Rights with respect to its stock.
(l)    Dividends, Distributions, Repurchases. Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock that would cause the Bank’s Equity Amount to be less then the Base Equity Amount as of the Determination Date or declare, pay or set aside for payment any dividend after the Determination Date, or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock.
(m)    Borrowings. Incur any additional Indebtedness other than as permitted by Section 4.01(d).
(n)    Insurance. Fail to maintain in effect any Bank Insurance Policy, in each case on substantially the same terms as currently in effect.
(o)    Branches. Close, sell, consolidate or relocate or materially alter any of its branches or offices.
(p)    Reorganization. Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization.
(q)    Dispositions. Except for the sale of any stock owned by the Bank in Bankers’ Bank or the Federal Agricultural Mortgage Corporation (Farmer Mac), sell, transfer, mortgage, encumber, allow a Lien to be placed on or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except (i) for sales, transfers, Liens or other dispositions or discontinuances in the ordinary course and in a transaction that individually or taken together with all other such transactions is not material or not reasonably likely to be material to the Bank, individually or in the aggregate, or (ii) in respect of assets received in foreclosure or otherwise in satisfaction of debts and which are sold in a commercially reasonable manner and in the ordinary course (provided that, at Purchaser’s request, the Bank shall provide a list of dispositions of any such assets specified in clause (ii) during the period specified in such request).
(r)    Acquisitions. Acquire (other than by way of foreclosures or acquisitions in a fiduciary or similar capacity, through an investment advisory or trust account, or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course) all or any portion of the assets, business, deposits or properties of any other person.
(s)    Constituent Documents. Amend its Constituent Documents (or similar governing documents).
(t)    Accounting and Audit Matters. Implement or adopt any change in (i) its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a Governmental Entity, or (ii) the scope or schedule of its auditing activities.
(u)    Tax Matters. Make, change or revoke any material Tax election, file any amended Tax Return with respect to a material amount of Taxes, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any right to claim a material refund of Taxes, take any action with respect to Taxes, other than in the ordinary course, change the residence of the Bank for Tax purposes or take any action which is reasonably likely to have a materially adverse impact on the Tax position of the Bank.
(v)    Intellectual Property. Grant any license with respect to, permit the lapse of, or enter into, modify or terminate, any agreement relating to any Intellectual Property.
(w)    Open Source Software. (i) Use Open Source Software, (ii) incorporate Open Source Software into any product or service offered by the Bank or into any Bank Intellectual Property, or (iii) modify or distribute any product or service offered by the Bank or any Bank Intellectual Property, in each case, such that the Bank would be required to disclose, distribute or otherwise make available the source code of any software contained in the Bank Intellectual Property in order to comply with applicable Open Source Software licenses.
(x)    Claims. Commence, settle or compromise any Proceeding, except for a Proceeding that is settled or compromised in the ordinary course in an amount or for consideration not in excess of ten thousand dollars ($10,000) and that would not (x) impose any restriction on the business of the Bank or (y) create a precedent for claims that is reasonably likely to be adverse to the Bank.
(y)    Compensation and Benefits. Except as required by Applicable Law, the terms of any Bank Plan in effect on the date hereof, or as provided for under Section 6.10 of this Agreement, with respect to any officer, employee or director of the Bank, (i) increase the compensation, target bonus amounts or pension, welfare, severance or other benefits, other than ordinary course increases in base salaries not to exceed, in the aggregate, five percent (5%) of total base salaries in effect as of the date of this Agreement (and corresponding increases in target annual bonuses occurring solely as a result of such increases in base salaries), (ii) grant any equity-based award, (iii) materially increase the benefits provided under any Bank Plan, (iv) grant or provide any increase in severance or termination payments or benefits, (v) establish, adopt, enter into, amend or terminate any Bank Plan or award thereunder, except as may be required by Applicable Law, (vi) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Bank Plan, (vii) enter into or forgive any loan, (viii) terminate the employment of any “key executive” (as defined in the Bank’s severance guidelines as in effect as of the date hereof), other than for cause, (ix) hire any employee who would be a “key executive” (as defined in the Bank’s severance guidelines as in effect as of the date hereof), or (x) establish, adopt or enter into any collective bargaining or other labor agreement.
(z)    Adverse Actions. Notwithstanding any other provision hereof, knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions set forth in Article VIII not being satisfied in a timely manner, or any action that is reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by Applicable Law.
(aa)    Commitments. Enter into any Contract with respect to, or otherwise agree or commit to do, any of the foregoing.
ARTICLE V
REPRESENTATIONS AND WARRANTIES
5.01    Disclosure Letters. Before entry into this Agreement, Shareholder delivered to Purchaser a letter, and Purchaser delivered to Shareholder a letter (respectively, each letter a “Disclosure Letter”), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more covenants contained in Article III or Article VI or one or more representations or warranties contained in this Article V. The inclusion of an item in a Disclosure Letter as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or was required to be disclosed therein.
5.02    Representations and Warranties of the Sellers. Except as Previously Disclosed, each Seller hereby, jointly and severally, represents and warrants to Purchaser as follows:
(a)    Organization, Standing and Authority.
(1)    The Bank is a banking corporation duly organized, validly existing and in good standing under the WBL. The Bank is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of its business requires such qualification. The Bank has made available to Purchaser a complete and correct copy of the Bank’s Constituent Documents, each as amended to the date hereof, and such Constituent Documents are in full force and effect.
(2)    Shareholder has full power, authority and legal capacity to enter into this Agreement, to perform its obligations hereunder and to effect the consummation of the transactions contemplated hereby to the extent applicable to it. Shareholder is the record and beneficial holder of 69 shares of Bank Common Stock, which shares constitute all of the issued and outstanding shares of Bank Common Stock, and Shareholder has full and unqualified authority to exercise the voting power with respect to such shares of Bank Common Stock.
(b)    Bank Securities.
(1)    The authorized capital stock of the Bank consists of 51,025 shares of Bank Common Stock, of which 69 shares are outstanding. The outstanding shares of Bank Common Stock have been duly authorized and are validly issued and outstanding, fully paid and non-assessable and are not subject to any Adverse Right (and were not issued in violation of any preemptive rights). The Bank does not have any Rights issued or outstanding, any shares of Bank Common Stock reserved for issuance or any commitment to authorize, issue or sell any Bank Common Stock or any Rights. The Bank has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Bank Common Stock.
(2)    The sale and delivery of the shares of Bank Common Stock as contemplated by this Agreement is not subject to any Adverse Right or other restriction. Shareholder (i) is the record and beneficial owner of, and has good and valid title to, all of the shares of Bank Common Stock, free and clear of any Liens or Adverse Rights, and no authorization for any such Lien or Adverse Right has been given and (ii) controls one hundred percent (100%) of the voting power of the Bank required to vote on, or give its written consent to, the transactions contemplated hereby.
(3)    There are no voting trusts, proxies, stockholder agreements or other agreements or understandings with respect to the voting of shares of Bank Common Stock.
(4)    Section 5.02(b)(4) of the Sellers Disclosure Letter lists all bonds, debentures, notes or other obligations that have been issued by the Bank as of the date hereof (other than deposits and other short-term obligations issued and outstanding in the ordinary course), which list includes a description of the terms and conditions on which such bonds, debentures, notes or other obligations may be redeemed by the Bank. The Bank does not have any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matter.
(c)    Subsidiaries and Equity Holdings. The Bank does not have any Subsidiaries.
(d)    Power. The Bank has the corporate power and authority to own and operate its assets and properties and to conduct its businesses as such businesses are now being conducted. The Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.
(e)    Authority. Each Seller has duly executed and delivered this Agreement and has taken all corporate action necessary for it to execute and deliver this Agreement. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action on the part of each Seller. This Agreement is a valid and legally binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except as enforcement may be limited by one or more Permitted Enforceability Exceptions. All actions taken by the Bank Board and Shareholder’s board of directors in connection with this Agreement have been approved unanimously.
(f)    Consents and Approvals. Section 5.02(f) of the Sellers Disclosure Letter contains a true, correct and complete listing of all notices, applications or other filings required to be made by the Bank with, and any consents, approvals, registrations, permits, expirations of waiting periods or other authorizations required to be obtained by the Bank from, any Governmental Entity or any third party (such required third-party consents, the “Required Third-Party Consents”) in connection with the execution, delivery or performance by the Bank of this Agreement or the consummation of the transactions contemplated hereby, except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods, required by federal and state banking authorities, including applications and notices under the Bank Merger Act and (ii) any filings specified in this Agreement.
(g)    No Defaults. Subject to making the filings and receiving the consents and approvals referred to in Section 5.02(f), and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate, conflict with, require a consent or approval under or notice with respect to, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the right of termination of, accelerate the performance required by, increase any amount payable under, change the rights or obligations under, or give rise to any Lien or penalty under, the terms, conditions or provisions of (i) the Bank’s Constituent Documents, (ii) any Contract, policy or other instrument of any Seller, or by which any Seller is bound or affected, or to which any Seller or any Seller’s businesses, operations, assets or properties is subject or receives benefits, or (iii) any Applicable Law.
(h)    Insolvency. No Seller is currently subject to any Insolvency Procedure. No Seller has any Knowledge or reason to believe that it or the Bank will become subject to any Insolvency Procedure prior to the consummation of the transactions contemplated hereby.
(i)    Takeover Laws and Provisions. This Agreement and the transactions contemplated hereby are exempt from any applicable “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or “antitakeover” provisions of Applicable Law (collectively, the “Takeover Laws”).

(j)    Financial Advisors. No Seller nor any of the Bank’s directors, officers or employees has employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby, except that, in connection with this Agreement, Shareholder has retained Hovde Group, LLC as its financial advisor.
(k)    Indebtedness between Bank and Shareholder. Section 5.02(k) of the Sellers Disclosure Letter contains a true, correct and complete listing of all Indebtedness extended by the Bank to Shareholder or any Affiliate of Shareholder (excluding the Bank), or by Shareholder or Affiliate thereof (excluding the Bank) to the Bank, specifying in each case the terms and duration of such Indebtedness.
(l)    Business Relationships with Affiliates. Each Contract between the Bank, on the one hand, and an Affiliate of the Bank, on the other hand, is set forth on Section 5.02(l) of the Sellers Disclosure Letter is on market terms, is in compliance with any Applicable Law regarding affiliate transactions and was entered into in the ordinary course on an arm’s-length basis.
(m)    Financial Reports and Regulatory Filings.
(1)    The December 31, 2015, 2016, and 2017, and April 30, 2018 Consolidated Reports of Condition and Income of the Bank, which have previously been delivered to the Purchaser are available at https://cdr.ffiec.gov/public, and are incorporated by reference herein (the “Unaudited Financial Statements”). No later than ninety (90) days following the date hereof, the Bank will provide Purchaser with audited balance sheets and statements of income and cash flows for the years ending December 31, 2016, and 2017, along with signed, unqualified opinions of WIPFLi, LLP, the Bank’s independent auditor, with respect thereto (the “Audited Financial Statements”, together with the Unaudited Financial Statements, the “Bank Financial Statements”). Each of the statements of financial position (or equivalent statements) included in the Bank Financial Statements (including any related notes and schedules) fairly presents or will fairly present in all material respects the consolidated financial position of the Bank as of the date of such statement, and each of the statements of income, comprehensive income (loss), changes in shareholders’ equity and cash flows, as applicable, included in the Bank Financial Statements (including any related notes and schedules) fairly presents or will fairly present in all material respects the consolidated results of operations, comprehensive income, changes in shareholders’ equity and changes in cash flows, as applicable, of the Bank for the periods set forth in such statement, in each case, in accordance with GAAP, during the periods involved. The Audited Financial Statements will be consistent in all material respects with the Unaudited Financial Statements for the years ending December 31, 2016 and 2017.
(2)    Since December 31, 2014, the Bank has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Entities, except where the failure to so file would not be, or would not reasonably be expected to be, material to the Bank, taken as a whole. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and statements, including the financial statements, exhibits and schedules thereto, complied with all of the Applicable Laws enforced or promulgated by the Governmental Entity with which they were filed, except where the failure to do so would not be, or would not reasonably be expected to be, material to the Bank, taken as a whole.
(n)    Absence of Undisclosed Liabilities. Except (i) as fully and adequately reflected or reserved against in the Bank Financial Statements as of April 30, 2018 and (ii) for Liabilities incurred in the ordinary course subsequent to April 30, 2018 that would not be prohibited by this Agreement and are not material to the Bank, taken as a whole, the Bank has no Liabilities.
(o)    Absence of Certain Changes; Conduct of Business. Since December 31, 2017, (i) other than in the ordinary course, the Bank has not incurred any material Liability, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, (ii) the Bank has conducted its businesses in all material respects in the ordinary course, (iii) no Seller has taken any of the actions referenced in Section 4.01, and (iv) no event has occurred or fact or circumstance has arisen that, individually or taken together with all other events, facts and circumstances, has had or is reasonably likely to have a Material Adverse Effect with respect to the Bank, taken as a whole.
(p)    Litigation. There is no dispute or Proceeding (x) pending, (y) to the Sellers’ Knowledge, threatened against or affecting any Seller, or (z) with respect to any Proceeding that is reasonably likely to be material, to the Sellers’ Knowledge, reasonably likely to be brought against or affecting any Seller, nor is there any judgment, order, decree, injunction or ruling of any Governmental Entity or arbitrator outstanding against the Bank (or to the Sellers’ Knowledge, in the process of being issued), except, in each case, as would not if adversely determined, individually or in the aggregate, be reasonably likely to (i) involve a claim for damages to the Bank in excess of ten thousand dollars ($10,000), (ii) impair the ability of the Bank to operate its business in the ordinary course, or (iii) impair or delay the ability of any Seller to consummate the transactions contemplated hereby.
(q)    Compliance with Laws. The Bank:
(1)    conducts its business, and in the last five (5) years, has conducted its business, in all material respects, in compliance with all Applicable Laws pertaining to it or to the employees conducting such businesses;
(2)    currently has a rating of “Satisfactory” or better under the CRA to the extent it is subject to such act;
(3)    has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to own or lease its assets and properties and to conduct its business as it is now being conducted, and all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to its Knowledge, no suspensions or cancellations are threatened;
(4)    has received, since December 31, 2012, no notification from a Governmental Entity (i) asserting that it is not in compliance with any Applicable Law that such Governmental Entity enforces, (ii) threatening to suspend, cancel, revoke or condition the continuation of any permit, license, authorization, order or approval or (iii) restricting or disqualifying, or threatening to restrict or disqualify, its activities, except, in the case of each of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, be material to the Bank, individually or in the aggregate; and
(5)    has not, in any of the last ten (10) years, been convicted or pled guilty to any felony or misdemeanor.
(r)    Regulatory Matters. The Bank is not subject to, nor has it been advised that it is reasonably likely to become subject to, any written order, decree, agreement or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted, in the past twenty-four (24) months, any extraordinary board resolutions at the request of, any Governmental Entity charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of the Bank.
(s)    Books and Records and Internal Controls.
(1)    The Bank’s books and records have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.
(2)    The records, systems, controls, data and information of the Bank are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Bank or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. The Bank has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding (i) the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and (ii) prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Bank.
(3)    Other than as listed on Section 5.02(s) of the Sellers Disclosure Letter, since December 31, 2012, the Bank has not received from its independent accountants any oral or written notification of any (i) ”significant deficiency” in the design or operation of its internal controls over financial reporting, (ii) ”material weakness” in its internal controls over financial reporting, or (iii) fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(t)    Intellectual Property.
(1)    All Intellectual Property used in the operation of the business of the Bank (“Bank Intellectual Property”) is either owned by the Bank (“Owned Intellectual Property”) or is used by the Bank pursuant to a valid, written license agreement (“Licensed Intellectual Property”). All of the Bank’s rights to the Bank Intellectual Property shall survive the consummation of the transactions contemplated by this Agreement unchanged. Consummation of the transactions contemplated by this Agreement will not create any rights authorizing third parties to use any Intellectual Property owned by Purchaser or Purchaser’s Subsidiaries. The Bank or its relevant Subsidiary exclusively owns all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens. The Owned Intellectual Property is subsisting, valid and enforceable, and is not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Bank’s use thereof or its rights thereto. The Bank has Previously Disclosed all Owned Intellectual Property that is Registered and/or material to the business of the Bank.
(2)    The conduct of the businesses of the Bank does not, and in the past six (6) years has not materially, infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party. To the Sellers’ Knowledge, no person is materially infringing, misappropriating or otherwise violating any Owned Intellectual Property right or, to the Sellers’ Knowledge, any rights of the Bank in any Licensed Intellectual Property.
(3)    The Bank has taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Bank, and, to the Sellers’ Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not, to the Sellers’ Knowledge, been breached. All Intellectual Property developed under Contract to the Bank has been validly assigned to the Bank or is otherwise owned by the Bank. None of the Bank’s Affiliates or Representatives of the Bank’s Affiliates have access to or have accessed any of the Trade Secrets owned, used or held by the Bank.
(4)    The IT Assets are in good working condition; have been properly maintained by technically competent personnel in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry to ensure proper operation, monitoring and use; operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Bank in connection with its businesses; and have not materially malfunctioned or failed within the past three (3) years. To the Sellers’ Knowledge, the IT Assets do not contain any “time bombs”, “Trojan horses”, “back doors”, “trap doors”, “worms”, viruses, bugs, faults or other devices or effects that (i) enable or assist any person to access without authorization the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets.
(5)    The Bank has established and is in compliance with a written information security program that includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of transactions and data. To the Sellers’ Knowledge, no person has gained unauthorized access to the IT Assets. The Bank has implemented backup, security and disaster recovery technology and safeguards consistent with industry practices. The Bank takes reasonable measures, which are adequate to comply with all Applicable Law and its contractual and privacy commitments, to protect the confidentiality of customer financial and other data. The Bank has taken commercially reasonable measures to provide for the backup and recovery of the data and information necessary to the conduct of its business without material disruption to, or material interruption in, the conduct of its business.
(6)    The Bank has Previously Disclosed each item of Open Source Software that is licensed or otherwise used by the Bank. The conduct of the business of the Bank as currently conducted does not violate any license terms applicable to any item of such Open Source Software. No software contained in the Owned Intellectual Property contains, is derived from, is distributed with or is being or was developed using Open Source Software that is licensed under any terms that impose or could impose a requirement or condition that any software contained in the Owned Intellectual Property or part thereof: (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making modifications or derivative works; or (iii) be redistributable at no charge.
(u)    Taxes.
(1)    Section 5.02(u)(1) of the Sellers Disclosure Letter lists each material obligation, debt, account balance or other payable or receivable of any kind between the Bank, on the one hand, and any of its Affiliates, on the other hand.
(2)    All Tax Returns that were required to be filed (taking into account any extensions of time within which to file) by or with respect to the Bank have been duly, timely and accurately filed with the appropriate Governmental Entity and all such Tax Returns are true, complete and accurate in all material respects. The Bank is not currently the beneficiary of any extension of time within which to file any Tax Return.
(3)    All material Taxes that are due and payable with respect to the Bank (whether or not shown to be due on any Tax Return) have been paid in full.
(4)    All deficiencies asserted or assessments made as a result of any audit or examination of the Bank or by any Governmental Entity of the Tax Returns referred to in Section 5.02(u)(2) have been paid in full or otherwise finally resolved. To Sellers’ Knowledge, no issues have been raised by any Governmental Entity, or are expected to be raised by any directors or officers of the Bank based upon personal contact with any agent of any Governmental Entity, in connection with any audit or examination of any Tax Return and no such issues are currently pending.
(5)    There are no pending, or threatened in writing, audits, examinations, investigations or other Proceedings in respect of Taxes, Tax Returns or Tax matters, in each case, with respect to the Bank. No written claim has been made within the past three (3) years by any Governmental Entity in a jurisdiction where the Bank does not file Tax Returns that the Bank is or may be subject to any Tax imposed by that jurisdiction.

(6)    The Sellers have made available to Purchaser complete copies of all (i) federal and state income Tax Returns filed by the Bank for all periods beginning with the fiscal year ended December 31, 2011, and (ii) material Tax Returns filed by the Bank for all periods beginning with the fiscal year ended December 31, 2011.
(7)    The U.S. federal income Tax basis of each asset of the Bank as of December 31, 2017 is no lower than the amount set forth in Section 5.02(u)(7) of the Sellers Disclosure Letter.
(8)    All Taxes that the Bank is obligated to withhold from amounts paid or owing to any employee, independent contractor, creditor, stockholder, customer, client, account holder, or other third party have been withheld and paid over to the proper Governmental Entity in a timely manner, to the extent due and payable.
(9)    The Bank (i) collects and maintains appropriate IRS Forms W-9 and W-8 and other required Tax forms, that are accurate and valid in all material respects with respect to each customer, client, creditor or other party in accordance with Applicable Law and (ii) has complied with all material Tax information reporting requirements.
(10)    No extensions or waivers of statutes of limitation with respect to Tax matters have been requested or given by any Tax authority or by the Bank which are currently in effect.
(11)    The Bank has adequately reserved or accrued in the Bank Financial Statements (rather than in any notes thereto) for all accrued and unpaid Taxes of the Bank and such reserve is adequate as adjusted for the passage of time through the Closing Date in accordance with past practice and custom of the Bank in filing their Tax Returns. Since December 31, 2017, the Bank has not incurred any liability for Taxes arising from extraordinary gains or losses, outside the ordinary course of business.
(12)    No Liens for Taxes exist with respect to any of the Bank’s assets or properties, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith, nor, to the Sellers’ Knowledge, is any Governmental Entity in the process of imposing a Lien for Taxes upon such assets or properties.
(13)    The Bank does not have any liability for the Taxes of any Person (other than the Bank) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), and will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period beginning after the Closing Date as a result of any (i) change in accounting method occurring in any Pre-Closing Tax Period by the Sellers, (ii) use of an improper method of accounting in a Pre-Closing Tax Period, (iii) written agreement entered into with, or letter ruling received from, a Governmental Entity by the Sellers executed prior to the Closing Date, (iv) installment sale or open transaction disposition made prior to the Closing Date by the Bank, (v) prepaid amount or advance payment received on or prior to the Closing Date by the Bank or (vi) election under Section 108 of the Code (income from discharge of indebtedness) in respect of a Pre-Closing Tax Period.

(14)    Other than as set forth in Section 5.02(u)(14) of the Sellers Disclosure Letter and as will be terminated upon the Closing, the Bank is not a party to any Tax allocation, sharing or indemnification agreement or any similar agreement.
(15)    The Bank has not been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than a group the common parent of which is Shareholder).
(16)    No closing agreements, private letter rulings, technical advice, memoranda or similar agreement or rulings have been entered into or issued by any Governmental Entity with respect to the Bank or any of its Subsidiaries (other than PLR-133454-08).
(17)    No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated hereby.
(18)    The Bank has not been a party to any distribution occurring during the two (2)-year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.
(19)    The Bank has not participated in any reportable or listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b).
(v)    Environmental Matters. Other than as set forth in Section 5.02(v) of the Sellers Disclosure Letter, the Bank has complied in all material respects at all times with all applicable Environmental Laws; there are no Proceedings of any kind, pending or to the Sellers’ Knowledge threatened, against the Bank in any court, agency, or other Governmental Entity or in any arbitral body, arising under or relating to any Environmental Law; there are no agreements, orders, judgments, decrees, settlements or indemnities to which the Bank is a party with any court, regulatory agency, Governmental Entity or private party, imposing Liability or obligation under or relating to any Environmental Law; the Bank has not and has no Knowledge that any Hazardous Materials have been released or otherwise present or other conditions at any property (currently or formerly owned, operated or otherwise used by, or the subject of a security interest on behalf of, the Bank); there are no past, present or reasonably anticipated future events, conditions, circumstances, practices, plans or legal requirements that could give rise to material obligations or material Liabilities of the Bank under any Environmental Law; and the Bank has delivered to Purchaser copies of all material environmental reports, studies, assessments, sampling data and memoranda in its possession relating to the Bank or any of their current or former properties or activities.
(w)    Labor Matters.
(1)    As of the date hereof, the Bank is not a party to any collective bargaining agreement or other agreement with a labor union or like organization, and to the Sellers’ Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Bank.
(2)    There is no strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, or arbitration or grievance pending or, to the Sellers’ Knowledge, threatened. The Bank is in compliance in all material respects with all Applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, worker classification, wages and hours, wrongful discharge, and occupational safety and health, and has not engaged in any unfair labor practices or similar prohibited practices. The Bank has not incurred any Liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar Applicable Law that remains unsatisfied.
(x)    Employee Benefits.
(1)    Section 5.02(x)(1) of the Sellers Disclosure Letter sets forth an accurate and complete list of each Bank Plan. With respect to each Bank Plan that will be retained by Purchaser, the Bank has made available to Purchaser, to the extent applicable, accurate and complete copies of (i) the Bank Plan document, including any amendments thereto, and all related trust documents, insurance Contracts or other funding vehicles, (ii) a written description of such Bank Plan if such plan is not set forth in a written document, (iii) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any such Bank Plan, (iv) the most recent IRS determination or opinion letter, and (v) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto). No Bank Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Bank who reside or work outside of the United States.
(2)    (i) As to the Bank, each Bank Plan (including any related trusts) has been established, operated and administered in all material respects in compliance with its terms and Applicable Law, including ERISA and the Code, (ii) all contributions or other amounts payable by the Bank with respect to each Bank Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and (iii) there are no pending or, to the Sellers’ Knowledge, threatened claims (other than routine claims for benefits) or Proceedings by a Governmental Entity, participant, beneficiary or similar party by, on behalf of or against any Bank Plan or any trust related thereto which could reasonably be expected to result in any material Liability to the Bank.
(3)    As to the Bank, each Bank Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or is a prototype plan that is entitled to rely on a favorable opinion letter from the IRS to the prototype plan sponsor, as to the Tax qualification under Section 401(a) of the Code and, to the Sellers’ Knowledge, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Bank Plan. To the Sellers’ Knowledge, no Seller has engaged in a transaction in connection with which the Bank reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.
(4)    The Bank has not nor does it expect to incur any material Liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any Bank Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, which will be retained by Purchaser, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then current value of assets of such Bank Plan, (iii) no unsatisfied Liability (other than for premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by the Bank, (iv) the PBGC has not instituted proceedings to terminate any such Bank Plan, and (v) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30)-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.
(5)    Neither the Bank nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or Liability (including any contingent Liability) under, any “multiemployer plan” within the meaning of Section 3(37) of ERISA in the last six (6) years. With respect to any “multiemployer plan” contributed to any ERISA Affiliate, neither the Bank nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA that remains unsatisfied.
(6)    Except as required by Applicable Law, as to the Bank, no Bank Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any person, and the Bank does not have any obligation to provide such benefits. To the extent that the Bank sponsors such plans, the Bank has reserved the right to amend, terminate or modify at any time each Bank Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any person.
(7)    As to the Bank, each Bank Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder. No transfer of property has been deemed to have occurred under Section 409A(b)(3) of the Code, to the extent any restricted period has existed with respect to a single-employer defined benefit plan for which the Bank is either the plan sponsor or a member of a controlled group which includes the plan sponsor.
(8)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another related event) will (i) entitle any current or former officer, employee, director, or independent contractor of the Bank to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, except as required by Applicable Laws, (iii) directly or indirectly cause the Bank to transfer or set aside any assets to fund any material benefits under any Bank Plan, (iv) otherwise give rise to any material Liability of the Bank under any Bank Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Bank Plan on or following the Closing, except as required by the terms of such Bank Plan or as required by Applicable Laws, or (vi) give rise to the payment of any amount under any of the Bank Plans that would be nondeductible by the Bank by reason of Section 280G of the Code. The Bank has no obligation to provide, and, as to the Bank, no Bank Plan or other agreement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest, fines, fees or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.
(9)    The Bank has not prepaid or prefunded any welfare plan described in Section 3(1) of ERISA through a trust, reserve, premium stabilization, or similar account, nor does it provide benefits through a voluntary employee beneficiary association as defined in Section 501(c)(9) of the Code.
(10)    The Bank has classified all individuals (including but not limited to independent contractors and leased employees) appropriately under the Bank Plans.
(11)    Section 5.02(x)(11) of the Sellers Disclosure Letter includes the Liabilities, as of the date hereof, under the Bank’s PTO Policy. The Determination Date Balance Sheet shall accrue for the Liabilities through the Determination Date under the Bank’s PTO Policy.
(y)    Property.
(1)    The Bank has good, and in the case of real property, insurable, title to, or, in the case of securities and investments, a “security entitlement” (as defined in the Uniform Commercial Code) in, or in the case of leased property, a valid and enforceable leasehold interest in, all property (whether real or personal, tangible or intangible, and including securities and investments) (all real property leased or owned by the Bank, including all appurtenances and improvements thereto and fixtures thereon, being referred to herein as “Bank Real Property”), and assets purported to be owned or leased by the Bank, except for the following (collectively, “Permitted Liens”): (i) immaterial defects that do not detract from the value of the property, (ii) statutory Liens for current Taxes or other governmental charges or withholding not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves required pursuant to GAAP have been made, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or similar Liens arising in the ordinary course, (iv) zoning, entitlement, building and other land-use regulations imposed by Governmental Entities which are not violated by the current use and operation of such property or which can be insured over, (v) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to any property which in the aggregate do not materially impair the occupancy and use of such property and (vi) any right of way or easement related to public roads which in the aggregate do not materially impair the occupancy and use of such property.
(2)    The Bank has Previously Disclosed to Purchaser a complete and accurate list of all Bank Real Property, and has made available to Purchaser complete and accurate copies of all lease documents relating to real property leased by the Bank. There are no unsatisfied capital expenditure requirements or remodeling obligations of the Bank involving any Bank Real Property, other than ordinary maintenance and repair obligations, in each case, not in excess of twenty thousand dollars ($20,000), other than as listed in Section 5.02(y)(2) of the Sellers Disclosure Letter.
(z)    Material Contracts.
(1)    Section 5.02(z)(1) of the Sellers Disclosure Letter contains a true, correct and complete listing of all of the following Contracts (“Material Contracts”) to which the Bank is a party, or by which the Bank may be bound, or to which the Bank or the Bank assets or properties may be subject as of the date hereof:
(i)    any lease of real property or material personal property;
(ii)    any partnership, limited liability company, joint venture or other similar agreement or arrangement;
(iii)    any Contract relating to the acquisition or disposition of any material business or operations (whether by merger, sale of stock, sale of assets or otherwise) as to which there are any ongoing obligations or that was entered into on or after December 31, 2015;
(iv)    any Contract for the purchase of services, materials, supplies, goods, equipment, IT Assets or other assets or property, or the license of any Licensed Intellectual Property, in each case, that creates future payment obligations in excess of ten thousand dollars ($10,000) (on a one-time or annualized basis) and that by its terms does not terminate or is not terminable without penalty upon notice of sixty (60) days or less;
(v)    any Contract that creates future payment obligations in excess of ten thousand dollars ($10,000)(on a one-time or annualized basis) and that by its terms does not terminate or is not terminable without penalty upon notice of sixty (60) days or less, or any Contract that creates or would create a Lien;
(vi)    any Contract providing for an irrevocable power of attorney on behalf of the Bank;

(vii)    any Contract, other than this Agreement, providing for exclusive dealing or limiting the freedom of the Bank to compete in any line of business or with any person;
(viii)    any Contract, other than this Agreement, that requires the Bank to disclose Confidential Information or to indemnify or hold harmless any person (in each case, excluding Contracts entered into in the ordinary course with suppliers of goods or services);
(ix)    any Contract, other than this Agreement, (i) with (A) any Affiliate of the Bank, (B) any current or former director, officer, employee, consultant or five percent (5%) or more stockholder of the Bank or any Affiliate, or (C) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b‑2 and Rule 16a‑1 of the Exchange Act) of a person identified in clauses (A) or (B) of this subparagraph (i); or (ii) referred to in subparagraph (i) but that, although the Bank is not a party to or bound by, the Bank receives the benefit of or has obligations under;
(x)    any Contract with a Governmental Entity, excluding Contracts entered into in the ordinary course involving loans or extensions of credit to municipalities;
(xi)    any Contract pursuant to which the Bank has granted to any person any right in or to any Owned Intellectual Property; and
(xii)    any other Contract not entered into in the ordinary course or that is material to the Bank or its financial conditions or results of operations.
(2)    Each Material Contract is a valid and legally binding agreement of the Bank and, to the Sellers’ Knowledge, the counterparty or counterparties thereto, is enforceable in accordance with the terms of such Contract (except as enforcement may be limited by one or more Permitted Enforceability Exceptions) and is in full force and effect. Neither the Bank nor, to the Sellers’ Knowledge, any counterparty or counterparties, is in breach of any material provision of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Material Contract. Except as set forth in Section 5.02(z)(2) of the Sellers Disclosure Letter, each Material Contract is terminable without cause and without penalty, fee, or prepayment on no more than sixty (60)-days’ notice.
(aa)    Material Interests of Certain Persons. Except for Shareholder, no officer or director of the Bank, or “associate” (as such term is defined in Rule 12b‑2 under the Exchange Act) of any such officer or director, has any material interest in any material property (whether real or personal, tangible or intangible) or Contract used in or pertaining to the business of the Bank.

(bb)    Insurance Coverage. The Bank maintains commercially reasonable insurance coverage for all normal risks incident to the business of the Bank and the properties and assets of the Bank. Such coverage is of a character and amount at least equivalent to that typically carried by persons engaged in similar businesses and subject to the same or similar perils or hazards. The Bank has Previously Disclosed a complete and correct list of each Contract representing such coverage as of the date hereof (the “Bank Insurance Policies”). All premiums due and payable with respect to the Bank Insurance Policies have been paid, and the Bank has not received any written notice from any such underwriter of non-coverage of any particular claim or of cancellation, non-renewal, material premium increase or other material change in prospective coverage with respect to any Bank Insurance Policy.
(cc)    Extensions of Credit.
(1)    Except where the failure to do so would not result, or would not reasonably be expected to result, in a Material Adverse Effect with respect to the Bank, each loan, revolving credit facility, letter of credit or other extension of credit or commitment to extend credit (collectively, “Extensions of Credit”) made or entered into by the Bank is evidenced by promissory notes, mortgages or other evidences of Indebtedness, which, together with all security agreements and guarantees, are valid and legally binding obligations of the Bank and, to the Sellers’ Knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by one or more Permitted Enforceability Exceptions) and are in full force and effect. Other than Extensions of Credit that have been Previously Disclosed pursuant to the immediately succeeding sentence, neither the Bank nor, to the Sellers’ Knowledge, any counterparty or counterparties, is in breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of, performance required by, or resulting in a right of termination or acceleration under, any Extension of Credit, except as would not, in the aggregate, reasonably be likely to be material to the Bank. Set forth on Section 5.02(cc)(1) of the Sellers Disclosure Letter is a complete and correct list of all Extensions of Credit that have been classified by it or any Governmental Entity as “Special Mention”, “Substandard”, “Doubtful”, or “Loss” as of the month end prior to the date hereof, and all Extensions of Credit in excess of two hundred thousand dollars ($200,000) that are more than thirty (30) days past due as of the month end prior to the date hereof.
(2)    The provisions for loan losses contained in the Bank Financial Statements were, at the time established, made in accordance with past practices and experiences of the Bank and in accordance with the requirements of GAAP and are adequate thereunder. The representation made in this Section 5.02(cc)(2) is not a guarantee that the Bank will be able to collect the full amount of the loans or that the collateral securing any of the loans is adequate to protect the Bank from any deficiency in the collection of any of the loans to the extent such inability to collect or deficiency in collateral results from any fact, occurrence, or event that arose after the date of such Bank Financial Statements.
(3)    The Bank has made available to Purchaser true and correct copies of the loan files requested by Purchaser for each individual loan, note, borrowing arrangement and other commitment for credit relationships between the Bank, on the one hand, and a single third-party obligor, on the other hand, as of the date hereof. Such files contain, in all material respects, all of the documents and instruments relating to such loan, note, borrowing, arrangement or other commitment.
(4)    The Bank is not subject to any Contract pursuant to which the Bank has sold any Extensions of Credit or pools of, or participations in, Extensions of Credit containing any obligation to repurchase part or all of such Extensions of Credit or such pools or participations.
(5)    The Bank has previously delivered to Purchaser a loan data tape in Excel format disclosing information regarding all loans, notes, borrowing arrangements and other commitments for credit relationships by the Bank as of the date previously delivered, which information is accurate and complete in all material respects as of the date hereof.
(dd)    Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors and other option agreements and other interest rate risk management arrangements (collectively, “Interest Rate Instruments”), whether entered into for the account of the Bank or for the account of a customer of the Bank, were entered into in the ordinary course and in accordance with prudent banking practice and applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time. All Interest Rate Instruments are valid and legally binding obligations of the Bank and, to the Sellers’ Knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by one or more Permitted Enforceability Exceptions) and are in full force and effect. Neither the Bank nor, to the Sellers’ Knowledge, any counterparty or counterparties, is in breach of any provision of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Interest Rate Instrument. The Bank has Previously Disclosed a complete and correct list of all Interest Rate Instruments as of the date hereof.
(ee)    Sufficiency of Assets. The Bank owns good and marketable title to, or has the valid right to use, lease or license, all of the assets and rights used in the operation of the Bank’s businesses as currently conducted. Such assets and rights constitute all of the material assets, tangible and intangible, of any nature whatsoever, used in the operation of such businesses as currently conducted.
(ff)    Disclosure. No representation or warranty by any Seller herein, in the Sellers Disclosure Letter or any certificate, exhibit or document furnished or to be furnished by such Seller pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in the light of the circumstances in which they were made, not misleading. No notification given by a Seller pursuant to Section 6.01(b) will contain any untrue statement or omit to state a material fact necessary to make the statements therein or herein, in the light of the circumstances in which they were made, not misleading.

(gg)    Securities Gains. The Bank has Previously Disclosed (i) all gains on sales of securities by the Bank effected during the period beginning on January 1, 2018 and ending on March 31, 2018 and (ii) all loans for which there is a specific reserve allocation as part of the Bank’s allowance for loan losses as of March 31, 2018 and the amount of each such reserve allocation.
(hh)    No Trust Business. The Bank does not have any trust powers and is not a registered investment advisor. The Bank does not act as a fiduciary, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.
5.03    Representations and Warranties of Purchaser. Except as Previously Disclosed, Purchaser hereby represents and warrants to the Sellers as follows:
(a)    Organization, Standing and Authority. Purchaser is a national bank duly organized, validly existing and in good standing under the laws of the United States. Purchaser is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of its business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Purchaser.
(b)    Power. Purchaser has the corporate (or comparable organizational) power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.
(c)    Authority. Purchaser has duly executed and delivered this Agreement and has taken all corporate (or comparable organizational) action necessary for it to execute and deliver this Agreement. This Agreement, the transactions contemplated hereby have been authorized by all necessary corporate (or comparable organizational) action on the part of Purchaser. This Agreement is a valid and legally binding obligation of Purchaser, enforceable in accordance with its terms, except as enforcement may be limited by one or more Permitted Enforceability Exceptions.
(d)    Consents and Approvals. No notices, applications or other filings are required to be made by Purchaser or any of its Subsidiaries with, nor are any consents, approvals, registrations, permits, expirations of waiting periods or other authorizations required to be obtained by Purchaser or any of its Subsidiaries from, any Governmental Entity or third party in connection with the execution, delivery or performance by Purchaser of this Agreement or the consummation of the transactions contemplated hereby, except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods, required by federal and state banking authorities, including applications and notices under the Bank Merger Act and (ii) the filings referenced in Section 6.04(a) with respect to the transactions contemplated hereby.
(e)    Regulatory Approval. To Purchaser’s Knowledge, no facts or circumstances exist on the date hereof that may prevent or unreasonably delay Purchaser’s receipt of the Requisite Regulatory Approvals (as defined in Section 6.04) for the transactions contemplated by this Agreement.
(f)    No Defaults. Subject to making the filings and receiving the consents and approvals referred to in Section 5.03(d), and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate, conflict with, require a consent or approval under, or notice with respect to, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the right of termination of, accelerate the performance required by, increase any amount payable under, change the rights or obligations under, or give rise to any Lien or penalty under, the terms, conditions or provisions of (i) Purchaser’s Constituent Documents or those of its Subsidiaries, (ii) any Contract, indenture, lease, policy or other instrument of Purchaser or any of its Subsidiaries, or by which Purchaser or any of its Subsidiaries is bound or affected, or to which Purchaser or any of its Subsidiaries or Purchaser’s or any of its Subsidiaries’ respective businesses, operations, assets or properties is subject or receives benefits, in the case of clause (ii), which is required to be disclosed in any Purchaser SEC Filings, or (iii) any Applicable Law.
(g)    Financial Advisors. None of Purchaser, its Subsidiaries or any of Purchaser’s or any of its Subsidiaries’ directors, officers or employees has employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby, except that, in connection with this Agreement, Purchaser has retained FIG Partners as its financial advisor.
(h)    Due Diligence. Purchaser has no actual knowledge of the existence of a breach of the Sellers’ representations and warranties set forth in Section 5.02 hereof. Nothing contained in this subsection shall be deemed a waiver by Purchaser of any representations or warranties made by Seller. For purposes of this Section 5.03(h), the actual knowledge of Purchaser shall mean the actual knowledge of Purchaser’s CEO or CFO.
(i)    Disclosure. No representation or warranty by Purchaser herein, in Purchaser Disclosure Letter or any certificate, exhibit or document furnished or to be furnished by Purchaser pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in the light of the circumstances in which they were made, not misleading. No notification given by Purchaser pursuant to Section 6.01(b) will contain any untrue statement or omit to state a material fact necessary to make the statements therein or herein, in the light of the circumstances in which they were made, not misleading.
ARTICLE VI
OTHER COVENANTS

6.01    Commercially Reasonable Efforts.
(a)    Subject to the terms and conditions of this Agreement, each of the Sellers and Purchaser will use commercially reasonable efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things, necessary, proper, desirable or advisable under Applicable Law, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, and each will cooperate fully with, and furnish information to, the other party to that end.
(b)    Each Seller will give prompt notice to Purchaser, and Purchaser will give prompt notice to Shareholder, of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to any Seller or (ii) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VIII. The delivery of any notice pursuant to this Section 6.01(b) shall not limit or otherwise affect the remedies available to the parties pursuant to this Agreement or the conditions to the parties’ obligations pursuant to Article VIII.
6.02    Cooperation. The Bank agrees to cooperate reasonably with Purchaser and to provide Purchaser (or its Representatives) with financial or other information (including audited financial information) with respect to the Bank on a timely basis as may be necessary or desirable for Purchaser to include or incorporate in any Purchaser SEC Filings or as may be needed in connection with any capital markets activities conducted by Purchaser.
6.03    Shareholder Covenants. From the date hereof through the Closing, except as expressly provided in this Agreement or as otherwise consented to in writing in advance by Purchaser, each Seller agrees not to (i) transfer any of the Bank Common Stock, (ii) exercise any of its voting rights with respect to the Bank to the extent such exercise would be contrary to the provisions of this Agreement or would cause the Sellers to violate the provisions of this Agreement, (iii) create any Lien or other Adverse Right in respect of the Bank Common Stock, (iv) take any action or fail to take any action that would cause or would be likely to cause a Material Adverse Effect with respect to the Bank or (v) take, offer, propose or authorize any of, or commit or agree to take any of, the foregoing actions or inactions.
6.04    Regulatory Applications; Third-Party Consents.
(a)    Each of the Sellers and Purchaser will cooperate and use commercially reasonable efforts to prepare as promptly as practicable all documentation, to (i) make all filings and obtain all consents, approvals, permits and other authorizations of all Governmental Entities, necessary to consummate the transactions contemplated hereby (the “Requisite Regulatory Approvals”); (ii) make all filings and obtain all consents, approvals, permits and other authorizations of all Governmental Entities necessary to consummate any transactions related to the transactions contemplated hereby; and (iii) obtain all Required Third-Party Consents. Each of the Sellers and Purchaser will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to Applicable Law relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Entity in connection with the Requisite Regulatory Approvals and the Required Third-Party Consents, other than any information which is otherwise confidential. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material consents, approvals, permits and other authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated hereby, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.
(b)    Each party will, upon request but subject to applicable confidentiality requirements, furnish the other parties with all information concerning itself, its Affiliates, directors, officers and shareholders and such other matters as may be reasonably necessary, proper, desirable or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Affiliates with or to any third party or Governmental Entity in connection with the transactions contemplated hereby.
(c)    Notwithstanding the foregoing or anything else in this Agreement:
(1)    No Seller shall amend, modify, supplement or waive the terms and conditions of any Material Contract without the prior written consent of Purchaser, nor shall any Seller, without the prior written consent of Purchaser, pay or commit to pay to any person whose consent, waiver or approval is being sought any cash or other consideration, make any accommodation or commitment to incur any Liability or other obligation to such person in connection with such consent, waiver or approval; and
(2)    Nothing shall require Purchaser to, and each Seller shall not, without the prior written consent of Purchaser, agree to, take any action or commit to take any action in connection with, or agree to any condition on, or request with respect to, any Requisite Regulatory Approval or Required Third-Party Consent that would (i) have any Material Adverse Effect or (ii) constitute a Burdensome Condition.
6.05    Press Releases. Each Seller will consult with Purchaser before issuing any press release, written employee communication or other written shareholder communication with respect to this Agreement and will not issue any such communication or make any such public statement without the prior written consent of Purchaser, which will not be unreasonably withheld or delayed. Purchaser will consult with, and consider in good faith the views of, the Bank before it or its Affiliates issues any press release, written employee communication or other written stockholder communication with respect to this Agreement and will not issue any such communication or make any such public statement without prior consultation in good faith with the Bank. The Bank and Purchaser will cooperate to develop all public communications of the Bank with respect to this Agreement and the transactions contemplated hereby and will make appropriate members of management available at presentations related to the transactions contemplated hereby as reasonably requested by the other party.

6.06    Acquisition Proposals. Each Seller agrees that it will not, and will cause its Representatives and Affiliates not to, in each case directly or indirectly, solicit or encourage, or engage in any negotiations concerning, or provide any Confidential Information in connection with, or have any discussions with any person relating to, any Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal. Each Seller will immediately cease and cause to be terminated any of the foregoing actions relating to an Acquisition Proposal and will use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Shareholder will within one (1) Business Day advise Purchaser following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal and, if applicable, copies of any related written requests, expressions of interest, proposals or offers, including proposed letters of intent, agreements or other documents), and will keep Purchaser apprised of any related developments on a current basis.
6.07    Takeover Laws and Provisions. The Bank will not take any action that would cause the transactions contemplated hereby to be subject to requirements imposed by any Takeover Law and will take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated hereby from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.
6.08    Access; Information.
(a)    Each Seller agrees that upon reasonable notice and subject to Applicable Law relating to the exchange of information, it will afford Purchaser, and Purchaser’s Representatives, such access during normal business hours throughout the period before the Closing to the books, records (including Tax Returns and work papers of independent auditors), properties, personnel and to such other information as Purchaser may reasonably request and, during such period, it will furnish promptly to Purchaser (i) a copy of each report, schedule and other document filed by it pursuant to the requirements of Applicable Law respecting banking or securities, and (ii) all other information concerning the business, properties and personnel of it as Purchaser may reasonably request. Neither Purchaser nor any Seller will be required to afford access or disclose information that would jeopardize attorney-client privilege. To the extent possible, the parties will make appropriate substitute arrangements in circumstances where the previous sentence applies.
(b)    No investigation by Purchaser of the business and affairs of any Seller, pursuant to this Section 6.08 or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Purchaser’s obligation to consummate the transactions contemplated hereby.
(c)    Each party shall hold, and shall cause its respective Affiliates and Representatives to hold, in strict confidence, except to the extent necessary to discharge obligations pursuant to Section 6.04 or unless compelled to disclose by judicial or administrative process or, based on the advice of its counsel, by other requirements of Applicable Law or the applicable Governmental Entity, all non-public records, books, contracts, instruments, computer data and other data and information, including Trade Secrets (each, whether oral or written and collectively, “Confidential Information”), concerning Purchaser, in the case of the Sellers, and concerning the Sellers, in the case of Purchaser, furnished to it by or on behalf of Purchaser, in the case of the Sellers, or the Sellers, in the case of Purchaser, or, in each case, any Affiliate or Representative thereof or otherwise in connection with the transactions contemplated hereby and any related integration or transition planning, it being understood that each party and its respective Affiliates and Representatives will use reasonable best efforts to preserve the confidential treatment of such Confidential Information (except to the extent that such Confidential Information can be shown to have been (i) previously known by such party on a non-confidential basis, (ii) independently developed by a party or its Representatives without use of Confidential Information, (iii) in the public domain through no fault of such party or (iv) later lawfully acquired from other sources, which are not prohibited from disclosing such information by a known contractual, legal, agency or fiduciary obligation, by the party to which it was furnished), and shall not release or disclose such Confidential Information to any other person, except its Representatives who (A) in its judgment need to know such information for the purpose of evaluating, negotiating, or consummating the transactions contemplated hereby, (B) are informed by it of the confidential nature of such information, and (C) agree or are required by internal policies or fiduciary or other legal obligations to keep such information confidential.
(d)    At any time upon Purchaser’s written request, but in any event after the Closing, each Seller shall destroy or cause to be destroyed, all Confidential Information concerning Purchaser (and, following the Closing, all Confidential Information concerning the Bank) in the possession of such Seller or any of its Affiliates and Representatives, and, if requested by Purchaser, Shareholder will deliver a certificate certifying compliance with this provision on behalf of each of the Sellers. To the extent permitted by Applicable Law, each party will notify the other party promptly upon becoming aware that any of the Confidential Information has been disclosed to or obtained by a third party (other than as permitted by this Section 6.08). If this Agreement is terminated pursuant to its terms, each party agrees to promptly destroy all Confidential Information in its and its Affiliates’ possession and, if requested by another party, will deliver a certificate of a senior officer certifying compliance with this provision.
(e)    Subject to its confidentiality obligations under this Section 6.08, each party and each of its respective Representatives (i) may retain Confidential Information of the other parties to the extent consistent with its compliance or record-retention policies or procedures or any legal requirement or standard and (ii) is not obligated to destroy any Confidential Information of the other parties that may be contained in its electronic back-up systems established for archival or disaster-recovery purposes.
6.09    Designated Securities. At the request of Purchaser, prior to the Closing, the Bank shall sell, liquidate or otherwise dispose of any Designated Securities such that no Designated Securities shall be held by the Bank as of the Closing; provided, however, that the Bank shall not be obligated to take the actions required by this Section 6.09, (i) unless and until the Bank shall be satisfied that the conditions to the obligation of the parties to consummate the transactions contemplated hereby will be satisfied or waived on or before the Closing Date, and (ii) in no event until two (2) days prior to the Closing Date.

6.10    Employee Benefits Matters.
(a)    Prior to the Closing, Shareholder and/or the Bank, as appropriate, shall take (or cause to be taken) all actions reasonably determined by Purchaser to be necessary or appropriate to (i) terminate, effective immediately prior to the Closing, the Bank’s participation in and liability for benefits under such plans which will not be retained by Purchaser, (ii) amend any Bank Plans intended to be retained by Purchaser, (iii) make, or cause to be made, all contributions to Sellers’ 401(k) plan for all or any portion of the plan year in which the Bank ceases participation in such 401(k) plan, including matching contributions and any employer non-elective contribution for the Continuing Employees, waiver, or cause to be waived, any hours requirement and any requirement that a participant be employed as of the last day of the plan year shall be waived for all Continuing Employees, and ensure that all Continuing Employees shall be one hundred percent (100%) vested in Sellers’ 401(k) plan, or (iv) provide substantiation of the foregoing or that other actions have been completed that are required to maintain compliance with Applicable Law, including ERISA and the Code.
(b)    The Bank agrees to provide group medical coverage to their employees until the Closing in a manner reasonably expected to avoid triggering a Tax or penalty under Section 4980H of the Code.
(c)    Purchaser agrees that it will, from and after the Closing, honor all employment Contracts entered into by the Bank prior to the date hereof and described in Section 6.11(c) of the Sellers Disclosure Letter, provided, that, such Contracts are not subject to any Taxes under Sections 280G or 409A of the Code. Where applicable and except to the extent that it would result in duplication of benefits, each Continuing Employee will receive full credit for service with the Bank for purposes of determining eligibility to participate and vesting under each employee benefit plan, program, policy or arrangement to be provided by Purchaser to such Continuing Employees to the same extent such service was recognized under the applicable benefit plan immediately preceding the Closing. If, after the Closing, any Continuing Employee is terminated from employment without cause prior to the first anniversary of the Closing Date, Purchaser shall provide severance benefits consisting of 1 weeks of pay for each Year of Service with the Bank or its Subsidiaries, with a minimum of 2.0 weeks salary and a maximum of twenty (20) weeks’ salary. “Year of Service” as used herein means each full twelve-month period for which such employee was an actual employee of the Bank and shall not include any such time period where such employee was previously employed by Purchaser, or any other entity other than the Bank. Such severance shall be subject to and conditioned on such Continuing Employee’s execution, delivery and non-revocation of a release of claims in favor of Purchaser and the Affiliates of Purchaser.
(d)    Nothing in this Agreement, express or implied, shall create any right of an employee of the Bank who remains in the employment of Purchaser, the Bank or any of their Subsidiaries or Affiliates following the Closing (a “Continuing Employee”) to employment or continued employment for any specified period, of any nature or kind whatsoever, with Purchaser or any of its Subsidiaries or create any third-party beneficiary rights in any current or former employee, officer, director or independent contractor of Purchaser, the Bank or their respective Subsidiaries in respect of employment or any other matter. Nothing in this Agreement is intended to be, or shall be construed as, an amendment to any employee benefit plan, program, arrangement, policy or agreement. Section 6.10(d) of the Sellers Disclosure Letter lists all Continuing Employees who are disabled as of Closing under the Bank Plan that provides coverage for such disability, and such Bank Plan will continue to cover all such Continuing Employees until the date the Continuing Employee is no longer disabled, or the maximum disability period under such Bank Plan ends.
(e)    To the extent permitted by Applicable Law and the terms of the applicable plan or arrangement, Purchaser shall amend any defined contribution plan sponsored by Purchaser, and Shareholder shall amend any defined contribution plan sponsored by Shareholder, as necessary, so that any Continuing Employee with an outstanding participant loan under the defined contribution plan sponsored by the Bank or an ERISA Affiliate shall have the opportunity to elect an in-kind rollover of the participant loan to Purchaser’s plan, provided that such loan is determined to be in compliance with ERISA and the Code.
(f)    Purchaser will be responsible for providing continuation coverage required under COBRA to all of the employees and former employees of the Bank, including any beneficiaries who are or become “M&A Qualified Beneficiaries” (as defined in Treasury Regulations §54.4980B-9) as a result of the consummation of the transaction contemplated by this Agreement.
(g)    Effective on or prior to the Closing, Sellers shall take, or cause to be taken, all actions necessary to fully liquidate and distribute to participants in the Bank’s Year-End Profit-Sharing Bonus Plan (“Profit-Sharing Bonus Plan”), Deferred Cash Incentive Plan (“Cash Incentive Plan”), and any other incentive compensation or bonus plan or arrangement listed on Section 5.02(x)(1) of the Bank’s Disclosure Letter (the “Other Incentive Plans”), all benefits accrued under the Profit-Sharing Bonus Plan, the Cash Incentive Plan, and the Other Incentive Plans so that neither Purchaser nor any of its Affiliates (including, following the Closing, the Bank) shall assume any Liabilities arising under or attributable to the Profit-Sharing Bonus Plan, the Cash Incentive Plan, or the other Incentive Plans. Prior to the Closing, Shareholder will deliver Schedule 6.10(g) listing the amounts to be distributed under each such plan pursuant to this Section 6.10(g).
(h)    Sellers will provide reasonable cooperation with Purchaser in making any written or oral communications to the directors, officers or employees of the Bank pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement.
6.11    Title Surveys, Environmental Assessments, and Appraisals.
(a)    At Purchaser’s written request, the Bank shall cause a Phase I environmental assessment (“Phase I Assessment”) to be performed (at Purchaser’s expense) covering any property owned by the Bank and specified in Purchaser’s request. Any Phase I Assessment shall be prepared by an environmental engineering firm mutually acceptable to the parties and shall assess with a reasonable degree of certainty the presence or absence of any

Hazardous Materials and the potential costs in connection with any remedial action with respect to any Hazardous Materials found on, under, at or within the applicable property. The Bank will provide Purchaser with a copy of any Phase I Assessment performed. If any Phase I Assessment finds that any actions are necessary to contain, clean up or remediate any Hazardous Materials, or to bring any property of the Bank into compliance with applicable Environmental Laws or Applicable Law respecting zoning and building, the parties shall discuss in good faith the appropriate manner of addressing such findings.
(b)    At Purchaser’s written request, the Bank shall obtain title insurance commitment (at the Bank’s expense) covering any property owned by the Bank and specified in Purchaser’s request. The Bank will provide Purchaser a copy of any title insurance commitment obtained, including any report listing exceptions, and Purchaser shall have the option to purchase a title insurance policy at Purchaser’s expense. If any requested title insurance cannot be obtained, or can only be obtained with exceptions not customarily included in title insurance available in the region where the property is located, the parties shall discuss in good faith the appropriate manner of addressing such inability to obtain customary insurance.
(c)    Sellers shall cooperate with Purchaser (at Purchaser’s expense) in obtaining appraisals of the Bank Real Property.
6.12    Tax Matters.
(a)    Tax Returns and Amendments.
(1)    Purchaser shall timely prepare and file or cause to be filed with the appropriate authorities all Tax Returns required to be filed by the Bank after the Closing Date, other than income and franchise Tax Returns described in Section 6.12(a)(2) below. All such Tax Returns that pertain to a Pre-Closing Tax Period shall be prepared on a basis consistent with the past practice of the Bank (except as otherwise required by Applicable Law) and in a manner that does not distort Taxable income as between Pre-Closing Tax Periods and Tax periods beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date (a “Post-Closing Tax Period”) (e.g., by deferring income or accelerating deductions). Purchaser shall furnish a copy of any Tax Returns pertaining to a Pre-Closing Tax Period to Shareholder for its review and comment at least thirty (30) days prior to the due date for filing such Tax Returns, including extensions. Purchaser shall take into account any reasonable comments provided at least fifteen (15) Business Days prior to the due date for filing such Tax Returns. Except as required by Applicable Law, Purchaser shall not amend (and shall not permit any of its Affiliates (including the Bank) to amend) any income Tax Return of the Bank relating to a Pre-Closing Tax Period without the prior written consent of Shareholder (such consent not to be unreasonably withheld, conditioned or delayed).
(2)    Shareholder shall cause the timely preparation and filing (or will provide to Purchaser for timely filing) with the appropriate authorities all income and franchise Tax Returns required to be filed by the Bank for Tax periods ending on or before the Closing Date. All such Tax Returns shall be prepared on a basis consistent with the past practice of the Bank (except as otherwise required by Applicable Law) and in a manner that does not distort

Taxable income as between Pre-Closing Tax Periods and Post-Closing Tax Periods (e.g., by deferring income or accelerating deductions). Shareholder shall furnish such Tax Returns to Purchaser for its review and filing at least thirty (30) days prior to the due date, including extensions, for filing such Tax Returns. Seller shall take into account any reasonable comments provided by Purchaser at least fifteen (15) Business Days prior to the due date for filing such Tax Return. Purchaser shall timely file such Tax Returns as furnished, or otherwise approved in writing, by Seller, except as otherwise required by Applicable Law. Purchaser and Shareholder agree to cause the Bank to file all Tax Returns for any Tax period including the Closing Date on the basis that the relevant Tax period ended as of the close of business on the Closing Date, unless the relevant Governmental Entity will not accept a Tax Return filed on that basis.
(b)    Proration of Taxes.
(1)    With respect to a Straddle Period, the Taxes that shall be treated as attributable to a Pre-Closing Tax Period shall be determined as follows: (i) to the extent such Tax is calculated on a basis other than income, profit, receipts, or gains, such as property Tax, such Tax shall be prorated based on the number of days in such Tax period up to and including the Closing Date, except that any increase in Taxes that would not have occurred but for the transactions contemplated by this Agreement shall not be taken into account and (ii) to the extent such Tax is measured by income or receipts or otherwise not described in (i), above, such Tax shall be allocated based on a closing of the books on the Closing Date with respect to the Bank.
(2)    In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that shall be treated as attributable to a Post-Closing Tax Period shall be all such Taxes other than the Taxes attributable to a Pre-Closing Tax Period pursuant to Section 6.12(b)(1) hereof.
(c)    Cooperation. Each of the Sellers and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and Representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all Tax periods relating to Taxes. Purchaser and the Sellers recognize that Shareholder and its Affiliates will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the Bank to the extent such records and information pertain to events occurring prior to the Closing Date; therefore, Purchaser agrees to (i) use best efforts to properly retain and maintain such records until such time as Shareholder agrees that such retention and maintenance is no longer necessary, and (ii) allow Shareholder and its agents and Representatives (and agents or Representatives of any of its Affiliates), at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as Shareholder may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at Shareholder’s expense.
(d)    Shareholder’s Liability for Taxes. Shareholder shall indemnify, defend and hold harmless Purchaser and its Affiliates from, against, and in respect of any Losses incurred or sustained by, or imposed upon, any such indemnified party based upon, arising out of, with respect to or by reason of: (i) Taxes of the Bank with respect to a Pre-Closing Tax Period; (ii) any breach of or inaccuracy in any representation, warranty or covenant contained in Section 5.02(u) and this Section 6.12 (it being understood that for purposes of this Section 6.12(d), in determining the amount of any Losses in respect of a breach of any such representation or warranty, any qualifications relating to materiality (including Material Adverse Effect) or Knowledge contained in any such representation or warranty shall be disregarded); (iii) transfer Taxes for which Shareholder is responsible pursuant to Section 6.12(f); and (iv) without duplication, Taxes directly or indirectly arising from, related to or attributable to the breach or nonperformance of any covenant or agreement of the Sellers contained in this Agreement; and (v) without limitation on clauses (i) through (iv) of this Section 6.12(d), any Taxes attributable to failure to properly withhold Tax from any payment and/or failure to pay any amount required to be withheld to a Governmental Entity, or to properly report any Tax item to a Governmental Entity, in each case, to the extent such failure (A) arises as a result of reliance by Purchaser or the Surviving Company on the Tax forms, client information and information reporting methodologies maintained by the Bank as of the Closing Date and (B) occurs prior to the first (1st) anniversary of the Closing Date.
(e)    Procedures Relating to Indemnification of Tax Claims.
(1)    If a claim shall be made by any Governmental Entity, which, if successful might result in an indemnity payment by Shareholder to Purchaser or any of its Affiliates under Section 6.12(d) (a “Tax Claim”), Purchaser shall promptly notify Shareholder of such Tax Claim in writing and in reasonable detail. Failure to provide such notice shall not limit the right of Purchaser and its Affiliates to be indemnified under Section 6.12(d), except to the extent Shareholder’s ability to participate as to such Tax Claim is actually and materially prejudiced thereby.
(2)    With respect to any Tax Claim with respect to income or franchise Taxes relating to a Tax period ending on or before the Closing Date, Shareholder shall control all proceedings taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Governmental Entity with respect thereto, and shall either, in its sole discretion, pay the Tax claimed and sue for a refund on behalf of Shareholder where Applicable Law permits such refund suits, or contest the Tax Claim in any permissible manner; provided that (i) Purchaser may at its own expense participate in the Proceedings related to such Tax Claim, (ii) Shareholder shall keep Purchaser reasonably and timely informed with respect to the commencement, status and nature of such Tax Claim, (iii) Shareholder shall consider any reasonable comments proposed by Purchaser that are related to the defense of such Tax Claim and (iv) Shareholder shall not settle, compromise or dispose of such Tax Claim without the consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed.
(3)    With respect to any Tax Claim relating to a Straddle Period, Purchaser shall have the right to control all Proceedings and may make any decisions in connection with any Tax Proceeding related to such Straddle Period; provided, however, that (i)

Shareholder may at the its own expense participate in the Proceedings related to such Tax Claim, if permitted by the Governmental Entity, (ii) Purchaser shall keep Shareholder reasonably and timely informed with respect to the commencement, status and nature of such Tax Claim, and (iii) Purchaser shall not settle, compromise or dispose of such Tax Proceeding without the prior written consent of Shareholder, such consent not to be unreasonably withheld, conditioned or delayed.
(4)    With respect to any Tax Claim not described in Section 6.12(e)(2) or (3), Purchaser shall have the right to control all Proceedings and may make any decisions in connection with such Tax Claim; provided that (i) Purchaser shall not settle, compromise or dispose of a Tax Claim with respect to a Pre-Closing Tax Period for which Shareholder may be liable under this Section 6.12 without consent of Shareholder, such consent not to be unreasonably withheld, conditioned or delayed and (ii) Purchaser shall not settle, compromise or dispose of such Tax Claim in a manner that would either (x) shift income from a Post-Closing Tax Period to a Pre-Closing Tax Period or (y) shift deductions from a Pre-Closing Tax Period to a Post-Closing Tax Period, without the consent of Shareholder, such consent not to be unreasonably withheld, conditioned or delayed.
(5)    Purchaser and the Bank and each of their respective Affiliates shall cooperate with Shareholder in contesting any Tax Claim, which cooperation shall include the retention and (upon any request of Shareholder) the provision to Shareholder, of records and information that are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.
(f)    Transfer Taxes. All transfer, documentary, sales, use, value-added, registration and other such Taxes (including all applicable real estate transfer or gains Taxes) and related fees (including any penalties, fines, interest and additions to Tax) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Shareholder, and Shareholder shall file all appropriate Tax Returns as may be required with respect to such Taxes. Shareholder and Purchaser shall cooperate in timely making all Tax Returns as may be required to be filed in the preceding sentence.
(g)    Survival; Interaction with ARTICLE VII. The representations and warranties in Section 5.02(u) and the indemnification obligations pursuant to this Section 6.12 shall survive the Closing until sixty (60) days following the expiration of the applicable statute of limitations (including any extensions thereof) relevant to each particular item, including any indemnification obligation arising from a breach of the representations and warranties; provided that if notice of indemnification under Section 6.12(e)(1) is provided to the indemnifying party prior to any such expiration date, any obligation to indemnify for any claim described in such notice shall continue indefinitely until such claim is finally resolved. Indemnification for Losses with respect to the matters set forth in Section 6.12(d) shall be governed solely by this Section 6.12 and the provisions of Article VII (other than Section 7.01(a)(2)) shall not be applicable to indemnification with respect to Taxes.

(h)    Amounts Payable. As more specifically described in the following sentence, Shareholder shall pay all amounts payable pursuant to this Section 6.12 promptly following receipt from Purchaser of a claim for a Loss that is the subject of indemnification hereunder. In any event, Shareholder shall pay to Purchaser, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than ten (10) Business Days following any Final Determination of such Loss and the indemnifying party’s liability therefor. A “Final Determination” shall exist when (i) the parties to the dispute have reached an agreement in writing, (ii) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment or (iii) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto. Except as otherwise required by Applicable Law, all payments made by Shareholder in respect of any claim pursuant to Section 6.12(d) shall be treated as adjustments to the Purchase Price for Tax purposes.
6.13    Further Assurances. The parties agree that, from time to time, whether before, on or after the Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other action as may be reasonably necessary to carry out the purposes and intents of this Agreement.
6.14    Non-Competition and Non-Solicitation.
(a)    During the period beginning on the Closing Date and ending on the third (3rd) anniversary of the Closing Date (the “Non-Competition Period”), Shareholder shall not, directly or indirectly, engage in the business of the Bank (any such business, a “Competing Business”) in the Designated Markets; provided, however, that the limitations of this Section 6.14(a) shall not apply to control of up to three percent (3%) of the outstanding securities of any entity (i) the securities of which are listed and traded on a nationally recognized securities exchange or market and (ii) that is engaged in the Competing Business; as long as Shareholder does not otherwise control such entity. In addition, the provisions of this Section 6.14(a) shall not apply to Shareholder’s operation of Lincoln Community Bank and United Community Bank until the closing of the sales of such banks; and (b) Shareholder shall be permitted to attempt to collect any loans that are transferred to Shareholder as excluded assets in any of the sales of its Affiliate banks. In addition to Shareholder’s covenants set forth in this Section 6.14(a), Greg LeGare shall execute a Non-Competition Agreement in the form of Exhibit C, to be effective as of the Closing Date.
(b)    During the Non-Competition Period, Shareholder shall not, directly or indirectly, solicit for employment or hire any Continuing Employee; provided that this Section 6.14(b) shall not prohibit (i) solicitation by means of a general purpose advertisement not specifically targeted at the Continuing Employees or hiring any Continuing Employee as a result of such general purpose advertisement or (ii) hiring any Continuing Employee who was terminated by Purchaser or any of its Affiliates after the Closing Date.
(c)    During the Non-Competition Period, Shareholder shall not, and shall cause its Affiliates (other than the Bank) and its and their respective directors and officers not to, directly or indirectly, (i) use any information regarding the Bank to solicit or engage in other efforts directed to or targeted at any customer or customers of the Bank with respect to providing services similar to those provided to such customers by the Bank as of the Closing Date or (ii) use such information to take any other actions that are designed to induce any customer of the Bank to transfer any portion of such customer’s relationships with Purchaser to a similar business of Shareholder or any of its Affiliates (other than the Bank). In addition to Shareholder’s covenants set forth in Sections 6.14(b) and (c), the persons listed on Schedule 6.14(c) of the Sellers Disclosure Letter, for the respective periods listed on Schedule 6.14(c) of Sellers Disclosure Letter, shall each execute Non-Solicitation Agreement in the form of Exhibit D, to be effective as of the Closing Date.
(d)    Shareholder acknowledges that (a) as between Shareholder and the Bank, the Bank owns all trademarks, service marks, trade dress, trade names, and domain names consisting of or incorporating the terms set forth in Section 6.14(d) of the Sellers Disclosure Letter (collectively, the “Bank Marks”), and (b) Shareholder has no rights, or is not acquiring any rights, to use the Bank Marks after the Closing Date. Shareholder may not use any Bank Marks after the Closing Date, except that Shareholder may at all times after the Closing Date retain records and other historical or archived documents containing or referencing the Bank Marks.
(e)    Shareholder understands and acknowledges that (i) it would be difficult to calculate damages to Purchaser from any breach of the obligations under this Section 6.14, (ii) injury to Purchaser from any such breach would be irreparable and impossible to measure and (iii) the remedy under Applicable Law for any breach or threatened breach of this Section 6.14 would therefore be an inadequate remedy and, accordingly, Purchaser shall, in addition to all other available remedies (including seeking such damages as it can show it has sustained by reason of such breach and/or the exercise of all other rights it has under this Agreement), be entitled to seek injunctive relief, specific performance and other equitable remedies without the necessity of showing actual damages or posting bond. Shareholder shall be responsible for breaches of this Section 6.14 by its Affiliates (other than the Bank) and its and their respective directors and officers.
(f)    Shareholder understands and acknowledges that the restrictive covenants and other agreements contained in this Section 6.14 are an essential part of this Agreement. It is the intention of the parties that, if any of the restrictions or covenants contained herein are held to cover a geographic area or to be for a length of time that is not permitted by Applicable Law, or is in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent that such provision would then be valid or enforceable under Applicable Law, such provision shall be construed and interpreted or reformed to provide for a restriction or covenant having the maximum enforceable geographic area, time period and other provisions as shall be valid and enforceable under Applicable Law.
(g)    For the avoidance of doubt, none of the restrictions imposed by applicable subsections of this Section 6.14 shall apply to any person that is an Affiliate of a party to this Agreement if such person ceases to be an Affiliate of such party.
6.15    Representatives’ Fees. Prior to the Determination Date, all fees or other payments due to any Representatives of the Bank in respect of the transactions contemplated hereby shall be fully paid or fully accrued on the Bank’s financial accounts and the Determination Date Balance Sheet.
6.16    Retention and Stay Bonuses; Employment Agreement.
(a)    Each employee of the Bank who is listed on Section 6.16 of Purchaser’s Disclosure Letter shall be eligible to receive the retention bonus set forth on Section 6.16 of Purchaser’s Disclosure Letter pursuant to a retention agreement in form and substance reasonably satisfactory to Purchaser and Shareholder. Each employee of the Bank who is listed on Section 6.16 of Purchaser’s Disclosure Letter shall be eligible to receive the stay bonus set forth on Section 6.16 of Purchaser’s Disclosure Letter pursuant to a stay bonus agreement in form and substance reasonably satisfactory to Purchaser and Shareholder.
(b)    Concurrently with the execution and delivery of this Agreement, Shareholder has delivered to Purchaser an employment agreement, in form and substance reasonably satisfactory to Purchaser, duly executed by the Bank’s current president and CEO, Trevor Bohland, and Purchaser has delivered to Shareholder and Trevor Bohland, an executed counterpart to such employment agreement.
6.17     Voting and Support Agreement. Concurrently with the execution and delivery of this Agreement, Shareholder has delivered to Purchaser a voting and support agreement, in form and substance satisfactory to Purchaser, approving this Agreement and the consummation of the contemplated transaction, duly executed by the shareholder listed on Section 6.17 of the Sellers Disclosure Letter.
6.18    MasterCard Covenant. As promptly as practicable following the execution of this Agreement Seller shall initiate negotiations with MasterCard to amend the MasterCard Agreement to (i) reapportion the amount of transaction volume, revenue and any other measure under the MasterCard Agreement, including, without limitation, the Cumulative Qualified Volume Amount (as defined in the MasterCard Agreement), so that such amounts relate to the Bank only (and not any other Affiliate of Shareholder), (ii) affirm that the MasterCard Agreement can be operated by CCF Bank together with that certain Growth Agreement dated June 21, 2017 by and between Visa U.S.A. Inc. and CCF Bank (the “Visa Agreement”), and (iii) such other provisions as would mitigate the Liability of CCF Bank in operating the MasterCard Agreement following the Closing.  Purchaser shall cooperate with Seller in such negotiations to  obtain such amended MasterCard Agreement.  Based upon the results of those negotiations and further evaluation of the costs associated therewith and the costs associated with the termination of the MasterCard Agreement, Shareholder and Purchaser will determine whether CCF Bank, following the Closing, will assume responsibility for operation under such amended MasterCard Agreement or whether the Bank, at or upon the Closing, will cease operating under the MasterCard Agreement.
ARTICLE VII
INDEMNIFICATION

7.01    Survival.
(a)    The representations and warranties in this Agreement shall survive the Closing as follows:
(1)    the representations and warranties in Sections 5.02(a) – 5.02(h), 5.02(j), 5.02(x)(5), and 5.03(a) –5.03(g) shall survive indefinitely;
(2)    the representations and warranties in Section 5.02(u) shall survive pursuant to Section 6.12(g); and
(3)    all other representations and warranties in this Agreement not specified in Sections 7.01(a)(1)–(2) shall survive until the dated that is eighteen (18) months after the Closing.
(b)    The covenants and agreements of the parties contained in this Agreement shall, subject to the express terms thereof, survive the Closing indefinitely.
(c)    Each of the representations and warranties in Article V is separate and, unless otherwise specifically provided, is not limited by reference to any other representation or warranty or any other provision in this Agreement.
7.02    Indemnification of Shareholder and Bank Directors and Officers by Purchaser.
(a)    Without limiting any right to indemnification available to any person by Contract or Applicable Law, following the Closing, Purchaser will indemnify, defend and hold harmless Shareholder, its Affiliates, the present directors and officers (when acting in such capacity) of the Bank and their respective agents, heirs, successors and permitted assigns (each, a “Seller Indemnified Party”) against all Losses resulting from, arising out of or incurred in connection with:
(1)    any failure of any representation or warranty made by Purchaser that is referred to in:
(i)    Sections 7.01(a)(1); or
(ii)    Section 7.01(a)(3);
in each case, to be true and correct as of the date of this Agreement or as of, and as if made on, the Closing Date; it being understood that for purposes of this Section 7.02(a)(1), in determining the amount of any Losses in respect of the failure of any such representation or warranty to be true and correct as of any particular date, any qualifications relating to materiality (including Material Adverse Effect) or Knowledge contained in any such representation or warranty shall be disregarded;

(2)    any nonfulfillment or breach of any covenant or agreement made by Purchaser in this Agreement; and
(3)    any Third-Party Claim arising out of the conduct of the business by Purchaser or the Bank after the Closing except to the extent the Purchaser Indemnified Parties are entitled to indemnity with respect thereto pursuant to Section 7.03.
(b)    The Seller Indemnified Parties shall not be entitled to assert any indemnification pursuant to Section 7.02(a)(1)(ii) after the date that is eighteen (18) months after the Closing Date; provided that if on or prior to such date, a notice of claim shall have been given to Purchaser pursuant to Section 7.04 hereof for such indemnification, the Seller Indemnified Parties shall continue to have the right to be indemnified pursuant to this Section 7.02 with respect to the matter or matters to which such claim relates until such claim for indemnification has been satisfied or otherwise resolved.
(c)    Any indemnification of a Seller Indemnified Party pursuant to this Section 7.02 shall be effected by wire transfer or transfers of immediately available funds from Purchaser to an account or accounts designated by the applicable Seller Indemnified Party in writing to Purchaser within five (5) Business Days after the determination thereof.
(d)    The provisions of this Section 7.02 shall survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Seller Indemnified Party and his, her, or its heirs and Representatives.
7.03    Indemnification of Purchaser by Shareholder.
(a)    Without limiting any right to indemnification available to any person by Contract or Applicable Law, following the Closing, Shareholder shall indemnify and hold harmless Purchaser and its Affiliates and its and their respective officers, directors, employees, shareholders, agents, heirs, successors and permitted assigns, each in their capacity as such (each, a “Purchaser Indemnified Party”), against all Losses resulting from, arising out of or incurred in connection with:
(1)    any failure of any representation or warranty made by any Seller that is referred to in:
(i)    Section 7.01(a)(1); or
(ii)    Section 7.01(a)(3);
in each case, to be true and correct as of the date of this Agreement or as of, and as if made on, the Closing Date; it being understood that for purposes of this Section 7.03(a)(1), in determining the amount of any Losses in respect of the failure of any such representation or warranty to be true and correct as of any particular date, any qualifications relating to materiality (including Material

Adverse Effect) or Knowledge contained in any such representation or warranty shall be disregarded;
(2)    any nonfulfillment or breach of any covenant or agreement made by any Seller in this Agreement;
(3)    any Liability of the Bank to Shareholder or to any Affiliate of Shareholder (other than the Bank) existing as of, or related to the period prior to, the Closing Date;
(4)    any Liability of Shareholder or any Affiliate of Shareholder; and
(5)    any Liability of the Bank, Purchaser or CCF Bank resulting from the actions taken with respect to that certain MasterCard Incentive Enrollment Agreement dated June 6, 2016 (the “MasterCard Agreement”) by and between MasterCard International Incorporated (“MasterCard”) and the Bank as set forth in Section 6.18 of this Agreement (for purposes of this Section 7.03(a)(5)(A), Liabilities shall include, without limitation, (i) if the Bank or CCF Bank cease operating under the MasterCard Agreement, any amount owing to MasterCard under the MasterCard Agreement; and (ii) if CCF Bank continues to operate under the MasterCard Agreement following the Closing, any (a) revenues, to the extent in excess of those that CCF Bank receives under the MasterCard Agreement, which CCF Bank would have received through the Visa Agreement but for CCF Bank’s continued operation of the MasterCard Agreement, and (b) increased administrative costs, including the reasonable costs of third parties (including unaffiliated network provides) hired in good faith to assist CCF Bank to operate under both the Visa Agreement and the MasterCard Agreement, related to operation of the MasterCard Agreement).
(b)    Any indemnification of a Purchaser Indemnified Party pursuant to this Section 7.03 shall be effected by the parties executing joint written instructions to the Escrow Agent for the release from the Indemnification Escrow Account to Purchaser in an amount equal to the amount of the indemnification payment to an account designated by the applicable Purchaser Indemnified Party in the joint written instructions. Such joint written instructions shall be delivered to the Escrow Agent within five (5) Business Days after the determination of the indemnification amount.
(c)    The Purchaser Indemnified Parties shall not be entitled to assert any indemnification pursuant to Section 7.03(a)(1)(ii) after the date that is eighteen (18) months after the Closing Date; provided that if on or prior to such date a notice of claim shall have been given to Shareholder pursuant to Section 7.04 hereof for such indemnification, the Purchaser Indemnified Parties shall continue to have the right to be indemnified pursuant to this Section 7.03 with respect to the matter or matters to which such claim relates until such claim for indemnification has been satisfied or otherwise resolved.
(d)    Any dispute between Shareholder and the Purchaser Indemnified Parties regarding a claim for indemnification shall be resolved by a court of competent jurisdiction pursuant to Section 10.04 of this Agreement. After receipt of a Final Determination, the parties shall give joint written instructions to the Escrow Agent as set forth in Subsection (b), above.
(e)    The provisions of this Section 7.03 shall survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Purchaser Indemnified Party and its successors and Representatives.
7.04    Procedures Relating to Indemnification.
(a)    If an indemnified party shall desire to assert any claim for indemnification provided for under this Article VII in respect of, arising out of or involving a claim or demand made by any person (other than a party hereto or Affiliate thereof) against the indemnified party (a “Third-Party Claim”), such indemnified party shall notify the indemnifying party in writing, and in reasonable detail (taking into account the information then available to such indemnified party), of the Third-Party Claim promptly after receipt by such indemnified party of written notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure. The indemnified party shall deliver to the indemnifying party, promptly after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim; provided, however, that the failure to deliver such copies shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure.
(b)    If a Third-Party Claim is made against an indemnified party, the indemnifying party will be entitled to participate in the defense thereof (at its expense) and, if it so chooses, within ten (10) days of receiving notice of such claim acknowledges without reservation its obligation to indemnify the indemnified party therefor and furnishes acceptable evidence of the resources necessary to properly defend such matter, to assume the defense thereof (at its expense) with counsel selected by the indemnifying party and satisfactory to the indemnified party; provided, however, that the indemnifying party shall not have the right to assume the defense of any Third-Party Claim that (i) is a criminal claim or involves any allegations of criminal wrongdoing or fraud, (ii) is a claim by a Governmental Entity or involves an alleged violation of Applicable Law, (iii) seeks injunctive or other non-monetary relief, (iv) is, in the case of Purchaser, material to Purchaser or the Surviving Company, or (v) relates to the period after the Closing.
(c)    Should the indemnifying party have the right to assume the defense of a Third-Party Claim and elect to so assume the defense of such Third-Party Claim, the indemnifying party will not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless the Third-Party Claim involves potential conflicts of interest or different defenses for the indemnified party and the indemnifying party. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. If the indemnified party reasonably determines (i) that the indemnifying party failed or is failing to adequately prosecute or defend any Third-Party Claim for which it has assumed the defense, (ii) that the conduct of the defense of any claim subject to indemnification hereunder or any proposed settlement of any such claim by the indemnifying party might be expected to affect adversely the indemnified party’s Tax Liability or (in the event the indemnified party is a Purchaser Indemnified Party) the ability of Purchaser to conduct its business, or (iii) that the indemnified party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the indemnifying party in respect of such claim or any litigation thereto, then the indemnified party may revoke the ability of the indemnifying party to control the defense of such claim and may, itself, assume the defense of such Third-Party Claim, at the expense of the indemnifying party. The indemnifying party shall be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof and as otherwise contemplated by (i), (ii) and (iii) above.
(d)    If the indemnifying party chooses to defend any Third-Party Claim, all the parties shall reasonably cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s reasonable request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third-Party Claim, and use of all reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the indemnifying party shall have assumed the defense of a Third-Party Claim, the indemnified party shall not admit any Liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The indemnifying party may pay, settle or compromise a Third-Party Claim without the written consent of the indemnified party, so long as such settlement (i) includes an unconditional release of the indemnified party from all Liability in respect of such Third-Party Claim, (ii) does not subject the indemnified party to any injunctive relief or other equitable remedy or any other obligation other than solely the payment of monetary damages for which the indemnified party will be indemnified hereunder, and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of the indemnified party.
(e)    If an indemnified party shall desire to assert any claim for indemnification provided for under this Article VII other than a claim in respect of, arising out of or involving a Third-Party Claim, such indemnified party shall notify the indemnifying party in writing, and in reasonable detail (taking into account the information then available to such indemnified party), of such claim promptly after becoming aware of the existence of such claim; provided that the failure to give such notification shall not affect the indemnification provided for hereunder except to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure. If the indemnifying party does not respond to such notice within forty-five (45) days after its receipt, it will have no further right to contest the validity or amount of such claim.

(f)    The parties agree that Shareholder shall act in all respects under this Article VII as the Seller Indemnified Party and indemnifying party on behalf of the Sellers.
7.05    Limitations on Indemnification.
(a)    Shareholder shall have no Liability for any claim for indemnification pursuant to Section 7.03(a)(1) if the Loss associated with such claim is less than five thousand dollars ($5,000) (any such claim being referred to as a “De Minimis Claim”). Shareholder shall have no Liability for indemnification pursuant to Section 7.03(a)(1)(ii) with respect to Losses for which indemnification is provided thereunder unless the aggregate amount of such Losses (including all Losses associated with De Minimis Claims) exceeds two hundred fifty thousand dollars ($250,000) (the “Indemnity Threshold”), in which case Shareholder shall be liable for all Losses in excess of the Indemnity Threshold (excluding all Losses associated with De Minimis Claims); provided that in no event shall the aggregate indemnification to be paid by Shareholder (i) pursuant to Section 7.03(a)(1)(ii) exceed five million dollars ($5,000,000) or (ii) pursuant to Section 7.03(a)(1)(i) exceed twenty-five million dollars ($25,000,000).
(b)    Purchaser shall have no Liability for any claim for indemnification pursuant to Section 7.02(a)(1) if the Loss is associated with any De Minimis Claim. Purchaser shall have no Liability for indemnification pursuant to Section 7.02(a)(1)(ii) with respect to Losses for which indemnification is provided thereunder unless the aggregate amount of such Losses (including all Losses associated with De Minimis Claims) exceeds the Indemnity Threshold, in which case Purchaser shall be liable for all Losses in excess of the Indemnity Threshold (excluding all Losses associated with De Minimis Claims); provided that in no event shall the aggregate indemnification to be paid by Purchaser (i) pursuant to Section 7.02(a)(1)(ii) exceed five million dollars ($5,000,000) or (ii) pursuant to Section 7.02(a)(1)(i) exceed twenty-five million dollars ($25,000,000).
(c)    The limitations specified in Sections 7.05(a)–7.05(b) shall not apply in respect of fraudulent breaches of representations and warranties or willful concealment of any matter which breaches a representation or warranty.
(d)    No indemnified party shall be entitled to recover from an indemnifying party more than once in respect of the same Losses.
7.06    Indemnity Payments. All payments made pursuant to this Article VII (other than interest payments) shall be treated by the parties on all Tax Returns as adjustments to the Purchase Price.
7.07    Insurance; Recoveries. The amount of any Loss subject to indemnification hereunder shall be calculated net of any insurance proceeds or other payments actually received by the indemnified party from any insurer or other third party on account of such Loss (as reduced by any related retrospective or prospective increase in premiums and taking into account all costs and expenses reasonably incurred in procuring such proceeds or payments, and any Taxes paid or payable as a result of the receipt of such proceeds or payments). The indemnified party shall be under no obligation to pursue any insurance claim with respect to a matter for which such party is claiming indemnity under this Agreement if the indemnified party reasonably believes the cost of pursuing such insurance claim, including any increase in premium related thereto, would be greater than the potential recovery. To the extent that the indemnified party pursues an insurance claim and the costs related thereto (as described in the parenthetical above) exceed the insurance proceeds, the excess will be treated as a Loss. If the amount of any Loss suffered by any indemnified party is reduced, at any time subsequent to any payment in respect thereof by an indemnifying party pursuant to recovery from any insurer or other third party on account of such Loss, an amount equal to the amount of such reduction (not to exceed, in any event, the amount so previously paid in respect thereof by the indemnifying party), less any costs incurred in obtaining such recovery, shall either promptly be repaid by the indemnified party to the indemnifying party or will serve as an offset of other amounts owed by the indemnifying party to the indemnified party.
7.08    Waiver. Shareholder agrees that any information supplied by the Bank or by or on behalf of any of the employees, directors, agents or officers of the Bank to Shareholder or its advisers in connection with this Agreement, the information in the Sellers Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favor of Shareholder, and Shareholder hereby undertakes to Purchaser and to the Bank that it waives any and all claims which it might otherwise have against any of them in respect of such claims.
ARTICLE VIII
CONDITIONS PRECEDENT TO THE CLOSING
8.01    Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each party to consummate the transactions contemplated hereby is subject to the fulfillment or written waiver by each party on or before the Closing Date of each of the following conditions:
(a)    Stockholder Approvals. This Agreement shall have been duly approved by Shareholder (this Agreement being conclusive evidence of such approval) in accordance with the South Dakota Business Corporation Act.
(b)    Regulatory Approvals. (i) Each of the Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (ii) no Governmental Entity in connection with, or as a condition to receipt of, any such Requisite Regulatory Approval shall have imposed a Burdensome Condition.
(c)    No Injunction. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated hereby. No Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the transactions contemplated hereby.

(d)    Restrictive Covenant Agreements. Purchaser and the persons identified in Section 6.14 of Sellers Disclosure Letter shall have executed restrictive covenant agreements as more fully described in Section 6.14 hereof.
(e)    Tri-Party Agreement. Effective as of (or prior to) the Closing Date, Purchaser, the purchaser of United Community Bank, and the purchaser of Lincoln Community bank shall have entered into a Nonsolicitation Agreement in the form attached hereto as Exhibit B.
8.02    Conditions to the Obligation of the Sellers. The Sellers’ obligation to consummate the transactions contemplated hereby is subject to the fulfillment or written waiver by Shareholder before the Closing of each of the following conditions:
(a)    Each of the representations and warranties in Sections 5.03(a) - 5.03(c) and 5.03(g) shall be true and correct in all respects as of the Closing Date. Each of the other representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty need only be true and correct as of such date), except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, and without duplication as to materiality (including Material Adverse Effect), would not reasonably be expected to prevent, materially delay or materially impair the ability of Purchaser to perform and comply with its obligations under this Agreement.
(b)    Purchaser shall have duly performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by Purchaser at or before the Closing.
(c)    Purchaser shall have delivered to Shareholder a certificate, dated as of the Closing Date and signed by an authorized officer of Purchaser, certifying the fulfillment of the conditions specified in Sections 8.02(a) and (b).
(d)    Termination of Participation in Employee Benefit Plans. The Bank shall terminate participation in all employee benefit plans sponsored or maintained by any entity other than the Bank including, but not limited to, Shareholder.
8.03    Conditions to the Obligation of Purchaser. Purchaser’s obligation to consummate the transactions contemplated hereby is also subject to the fulfillment, or written waiver by Purchaser before the Closing of each of the following conditions:
(a)    Each of the representations and warranties in Sections 5.02(a)–5.02(g), 5.02(j) and 5.02(u) shall be true and correct in all respects as of the Closing Date. Each of the other representations and warranties of the Sellers contained in this Agreement shall be true and correct as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty need only be true and correct as of such date), except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, and without duplication as to materiality (including Material Adverse Effect), have not had or resulted in and would not be reasonably likely to have or result in a Material Adverse Effect.
(b)    The Sellers shall have duly performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by them at or before the Closing.
(c)    There shall not have occurred any Material Adverse Effect with respect to any Seller.
(d)    The Bank shall have obtained the consent or approval of each person that is not a Governmental Entity whose consent or approval shall be required in connection with the transactions contemplated hereby under any Material Contract.
(e)    Sellers shall have delivered to Purchaser:
(1)    a certificate (dated not more than 10 days prior to the Closing) as to the good standing of the Bank from the Wisconsin Department of Financial Institutions;
(2)    an assignment of the Bank Common Stock, in form and substance satisfactory to Purchaser, duly executed in blank by Shareholder, as well as the certificates representing the Bank Common Stock; and
(3)    a duly executed resignation from each of the officers and directors of the Bank.
(4)    an amended and restated Technology Services Agreement substantially in the form attached hereto as Exhibit E.
(f)    Shareholder shall have delivered to Purchaser a certificate, in its capacity as Shareholder, acting on behalf of Sellers, dated as of the Closing Date, certifying the fulfillment of the conditions specified in Sections 8.03(a) – (d).
(g)    The Bank shall have delivered to Purchaser a certificate, dated as of the Closing Date and signed by an authorized officer of the Bank, certifying the fulfillment of the conditions specified in Sections 8.03(a) – (d).
ARTICLE IX
TERMINATION
9.01    Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time before the Closing Date, by Shareholder or Purchaser:

(a)    Mutual Agreement. With the mutual agreement of the other parties.
(b)    Breach. Upon thirty (30) days’ prior written notice of termination, if there has occurred and is continuing: (i) in the case of Purchaser, a breach by any Seller, and in the case of the Sellers, a breach by Purchaser, of any representation or warranty contained herein or (ii) in the case of Purchaser, a breach by any Seller, and in the case of the Sellers, a breach by Purchaser, of any covenant or agreement contained herein; provided that, in the case of each of clauses (i) and (ii), such breach has not been cured within thirty (30) days of receipt of such notice and such breach (under either clause (i) or (ii)) would entitle Purchaser, in the case of a breach by a Seller, or the Sellers, in the case of a breach by Purchaser, not to consummate the transactions contemplated hereby under Article VIII.
(c)    Denial of Regulatory Approval. If the approval of any Governmental Entity required for consummation of the other transactions contemplated hereby is denied by final, non-appealable action of such Governmental Entity; provided that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the foregoing.
(d)    Delay. If the Closing has not occurred by the close of business on the twelve (12)-month anniversary of the date hereof (the “Outside Date”); provided that if the conditions set forth in Section 8.01(b) shall not have been satisfied or duly waived by Purchaser and Shareholder by the fifth (5th) Business Day prior to the Outside Date, Purchaser or Shareholder, as the case may be, may, by written notice delivered to Shareholder, extend the Outside Date from time to time to a date not later than the six (6)-month anniversary of the Outside Date; provided further that the right to terminate this Agreement under this Section 9.01(d) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Closing to occur on or before such date.
(e)    Applicable Law; Governmental Restriction; Material Adverse Effect.
(1)    Each of Shareholder and Purchaser will have the right to terminate this Agreement if: (i) any Applicable Law is enacted, entered, promulgated, enforced or issued by any Governmental Entity or other restraint or prohibition is in effect which prevents the consummation of the transactions contemplated hereby or (ii) there is a final and non-appealable denial by any Governmental Entity of a consent necessary to consummate the transactions contemplated hereby or Purchaser receives notification that a Governmental Entity will, as a condition to its consent to the transactions contemplated hereby, impose a Burdensome Condition.
(2)    Purchaser will have the right to terminate this Agreement if any event, change, circumstance or occurrence that, individually or together with any other event, change, circumstance or occurrence, has occurred which has, or would be reasonably likely to have, a Material Adverse Effect with respect to any Seller.

9.02    Effect of Termination and Abandonment. If this Agreement is terminated and the transactions contemplated hereby are abandoned, no party will have any Liability or further obligation under this Agreement, except that Sections 6.08(c)–(e), this Section 9.02 and Article X, as well as any relevant definitions, will survive termination of this Agreement and remain in full force and effect and except that termination will not relieve a party from Liability for any willful breach by it of this Agreement.
ARTICLE X
MISCELLANEOUS
10.01    Expenses. Except as otherwise expressly set forth herein, all fees and expenses payable in connection with the consummation of the transactions contemplated by this Agreement shall be the sole Liability of the party incurring such expense. In furtherance and not in limitation of the foregoing sentence, Shareholder shall be responsible for all fees and expenses Shareholder and the Bank incur in connection with the consummation of the transactions contemplated by this Agreement including all attorney’s fees, accounting fees, financial advisor fees, and any termination or breakage fees or penalties under any Contracts to which Shareholder or its Affiliates (other than the Bank) are a party to.
10.02    Notices. All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given or made when personally delivered or delivered by nationally recognized overnight courier to the addresses set forth below or at such other place or by such other method as such party may specify by notice.
If to Shareholder, to:

United Bancorporation
12525 10th Street, Suite 1
Osseo, WI 54758
Attention: Greg LeGare
E-mail: GLeGare@ubc-hc.com
with a copy to:

Ballard Spahr LLP
2000 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
Attention: Scott A. Coleman
If to Purchaser, to:

Citizens Community Bancorp, Inc.
2174 Eastridge Center
Eau Claire, WI 54701
Attention: Stephen Bianchi

with a copy to:

Briggs and Morgan, P.A.
2200 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
Attention: Joseph T. Kinning
10.03    Amendment. Any provision of this Agreement may be amended or modified at any time, but only by a written agreement executed and delivered by the parties to be bound.
10.04    Governing Law. The execution, interpretation, and performance of this Agreement shall be governed by the laws of the State of Wisconsin without giving effect to any conflict-of-laws provision or rule (whether of the State of Wisconsin or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State of Wisconsin. Each party hereto, to the extent it may lawfully do so, hereby submits to the jurisdiction of any court of the State of Wisconsin and the United States District Court for the Western District of Wisconsin as well as to the jurisdiction of all courts from which an appeal may be taken or other review sought from the aforesaid courts, for the purpose of any Proceeding arising out of such party’s Liabilities under or with respect to this Agreement or any of the agreements, instruments or documents contemplated hereby and expressly waives any and all objections it may have as to venue in any of such courts.
10.05    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR WITH RESPECT TO THIS AGREEMENT COULD INVOLVE COMPLICATED OR DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) THE PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.05.
10.06    Entire Agreement. This Agreement, together with the Schedules hereto and the Disclosure Letters, contains the entire agreement and understanding among the parties with respect to the subject matter hereof and thereof (and supersedes any prior agreements, arrangements or understandings among any of the parties with respect to the subject matter hereof and thereof), and there are no agreements, arrangements, understandings, representations or warranties which are not set forth herein or therein.

10.07    Binding Effect; Assignment; No Third-Party Beneficiaries. Except as otherwise expressly provided in this Agreement, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as otherwise expressly provided herein, this Agreement and all rights and Liabilities hereunder may not be assigned by any party hereto except by the prior written consent of (i) the Sellers, in the case of Purchaser, or (ii) Purchaser, in the case of any Seller; provided that Purchaser may assign its right to acquire any asset, its obligation to pay all or part of the consideration or any of its other Liabilities to any wholly-owned Subsidiary without the prior written consent of the other parties hereto if Purchaser agrees to guarantee the performance of any such wholly-owned Subsidiary. The parties intend that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto; provided that the provisions of Article VII will inure to the benefit of the Purchaser Indemnified Parties and Seller Indemnified Parties and the provisions of Section 6.12 will inure to the benefit of the Purchaser Indemnified Parties. Any assignment in contravention of this Section 10.07 is null and void.
10.08    Counterparts. This Agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means, such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.
10.09    Specific Performance. The parties hereto acknowledge and agree that (i) monetary damages could not adequately compensate any party hereto in the event of a breach of this Agreement by any other party which results in the failure of any of the transactions contemplated by this Agreement to be consummated by the Outside Date (including, if applicable, as extended in accordance with Section 9.01(d)); (ii) the non-breaching party/parties would suffer irreparable harm in the event of such a breach with such an effect; and (iii) the applicable non-breaching party shall have, in addition to any other rights or remedies it may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement hereof. The parties agree to not seek, and agree to waive, any requirement for the securing or posting of a bond or other security in connection with a party seeking or obtaining any relief pursuant to this Section 10.09.
10.10    Severability. Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but in case any one or more provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, (i) all other provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transaction contemplated hereby is not affected in a manner materially adverse to any party and (ii) the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, in order that the transactions contemplated hereby can be consummated as originally contemplated to the greatest extent possible.
10.11    Subsidiary and Affiliate Action. Wherever a party has an obligation under this Agreement to “cause” a Subsidiary or other Affiliate of such party or any such Subsidiary’s or other Affiliate’s Representatives to take, or refrain from taking, any action, or such action that may be necessary, to accomplish the purposes of this Agreement, such obligation of such party shall be deemed to include an undertaking on the part of such party to cause such Subsidiary or other Affiliate to take such action. Wherever this Agreement provides that a Subsidiary or other Affiliate of a party has an obligation to act or refrain from taking any action, such party shall be deemed to have an obligation under this Agreement to cause such Subsidiary or other Affiliate, or any such Subsidiary’s or other Affiliate’s Representatives to take, or refrain from taking, the action, or such action as may be necessary to accomplish the purposes of this Agreement. To the extent necessary or appropriate to give meaning or effect to the provisions of this Agreement or to accomplish the purposes of this Agreement, Purchaser and Shareholders, as the case may be, shall be deemed to have an obligation under this Agreement to cause any Subsidiary thereof to take, or refrain from taking, any action, and to cause such Subsidiary’s Representatives to take, or refrain from taking, any action, otherwise contemplated herein. Any failure by an Affiliate of Purchaser or any Seller to act or refrain from taking any action contemplated by this Agreement shall be deemed to be a breach of this Agreement by Purchaser or such Seller, respectively.
10.12    Deadlines. If the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a day other than a Business Day, the time period for giving such notice or taking such action shall be extended through the next Business Day following that day.
10.13    Scope of Agreements. This Agreement shall not create any partnership, joint venture or other similar arrangement between any of the Sellers or any of their Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand.
10.14    Waivers and Consents. Any waiver, permission, consent or approval of any kind relating to any breach or default under this Agreement, or any waiver of any provision or condition of this Agreement, shall be effective only to the extent specifically set forth in writing. Notwithstanding any provision set forth herein, no party hereto shall be required to take any action or refrain from taking any action that would cause it to violate any Applicable Law.
10.15    Remedies. Except as otherwise expressly provided herein, no failure to exercise or delay in exercising any right or remedy in connection with this Agreement will effect a waiver of that right or remedy. No single or partial exercise of any right or remedy in connection with this Agreement will preclude any other or further exercise of that right or remedy or any other right or remedy. Except as otherwise expressly provided, the rights and remedies in connection with this Agreement are cumulative and not exhaustive.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.
CITIZENS COMMUNITY BANCORP, INC.

By:
Name: Stephen Bianchi
Title: President and CEO
UNITED BANK

By:
Name:
Title:
UNITED BANCORPORATION

By:
Name: Greg LeGare
Title: President

Signature Page to Stock Purchase Agreement

Schedule A

Designated Securities

None.

Sch. A-1

EXHIBIT A

FORM OF ESCROW AGREEMENT
THIS ESCROW AGREEMENT (this “Agreement”), dated as of         , 2018, is entered into by and among Citizens Community Bancorp, Inc., a Maryland corporation (“Purchaser”), United Bancorporation, a South Dakota corporation (“Seller”), and Bankers’ Bank, a Wisconsin state bank (“Escrow Agent”).
INTRODUCTION
Purchaser, Seller, and United Bank (“Bank”) are parties to a Stock Purchase dated _______________, 2018 (the “Purchase Agreement”) by which Purchaser purchased the outstanding stock of Bank from Seller. This Agreement is entered into pursuant to the Purchase Agreement to establish an escrow for the purpose of funding any indemnification claim under the Purchase Agreement as provided in Article VII of the Purchase Agreement (“Indemnification Claim”). On the date hereof, Purchaser shall deliver to the Escrow Agent to be held hereunder [____________] Dollars ([$_________]) (the “Escrow”) to fund Indemnification Claims between the date hereof and _____________, 20__ (eighteen months) (the “Escrow Period”). The Parties desire that Escrow Agent act as escrow agent for both parties in accordance with the terms hereof, and Escrow Agent is willing to act in such capacity.
NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and for other good and valuable consideration, the receipt of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:
1.    Appointment of Escrow Agent. Purchaser and Seller hereby appoint and designate Escrow Agent as escrow agent to receive, hold, invest and disburse the Escrow and any income, interest or other amounts received thereon in accordance with the terms of this Agreement. Escrow Agent hereby accepts its appointment as escrow agent and agrees to receive, hold, invest and disburse the Escrow and any income, interest or other amounts received thereon in accordance with the terms of this Agreement.
2.    The Escrow.
2.1    Funding of the Escrow. Purchaser and Seller acknowledge and agree that [$__________] of the Purchase Price under the Purchase Agreement is hereby placed in escrow with the Escrow Agent.
2.2    Receipt of the Escrow Funds. Escrow Agent hereby acknowledges receipt of [$__________] to be placed in the escrow. The Escrow is not the property of Escrow Agent and is to be held in a separate, segregated account.

Exh. A-1

2.3    Investment of the Escrow. Escrow Agent shall deposit the Escrow in an interest bearing account at ___________, which shall earn interest at an annual rate equal to ___________________________________.
3.    Disbursement of the Escrow Funds.
3.1    Claims. Purchaser shall be entitled to obtain from the Escrow amounts equal to any Indemnification Claim incurred by Purchaser during the Escrow Period up to the full amount of the Escrow plus any interest accrued thereon (the “Indemnification Escrow Amount”).
3.2    Procedure for Indemnification Claims. Indemnification Claims under this Agreement shall be paid pursuant to and in accordance with the terms of: (a) joint written instructions by Purchaser and Seller to Escrow Agent instructing Escrow Agent to disburse to Purchaser from Escrow the amount of such Indemnification Claims or (b) any Final Determination upon receipt of a written notice from any party, with a copy to the other party, executed by such party certifying that a Final Determination has been issued (with a copy of such Final Determination attached to such written notice) and directing the Escrow Agent to make such disbursement of all or a portion of the Escrow Property in accordance with the Final Determination. A “Final Determination” shall exist when (i) the parties to the dispute have reached an agreement in writing, (ii) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment or (iii) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto. Escrow Agent shall disburse such funds within three (3) business days after its receipt of such joint written instructions or Final Determination.
3.3    Termination of Escrow.
(a)    On the next business day following the end of the Indemnification Escrow Period (the “Indemnification Escrow Disbursement Date”), the Escrow Agent shall disburse to Seller from the Escrow an amount equal to (i) the full amount of the Escrow, including any interest earned on such amount up and to the date of the disbursement, less (ii) any amounts previously disbursed from the Escrow to Purchaser, and less (iii) any Unresolved Claim Amounts (as defined below). If, prior to the Indemnification Escrow Disbursement Date, the Escrow Agent receives written notice from Purchaser (with a copy of such notice delivered to the Seller) that there are one or more Unresolved Claims (as defined below) as of such date, the Escrow Agent shall retain the Unresolved Claim Amounts in the Escrow and distribute such Unresolved Claim Amounts only in accordance with Section 3.2. “Unresolved Claims” means any good faith claim by any Purchaser Indemnified Parties (as defined in the Purchase Agreement) for indemnification under the Purchase Agreement which is not finally determined (either by mutual agreement of Purchaser and Seller or a court of competent jurisdiction) prior to the Indemnification Escrow Disbursement Date. “Unresolved Claim Amounts” means the aggregate dollar amount of the Escrow, if any, which is the subject of one or more Unresolved Claims by any Purchaser Indemnified Party(ies) for indemnity under the Purchase Agreement.

Exh. A-2

(b)    During the period during which any funds remain in Escrow, neither the Seller nor Purchaser shall have any right to receive, pledge, borrow or otherwise obtain the benefits of the money constituting the Escrow.
3.4    Reliance. Escrow Agent shall be able to rely conclusively, without inquiry or liability, on the joint instructions, agreements and decisions of Purchaser and Seller, and no party shall have any cause of action against Escrow Agent for any action taken by Escrow Agent in reliance upon the joint agreements, instructions or decisions of the authorized signers of Purchaser or Seller. Concurrent with the execution of this Escrow Agreement, the parties shall deliver to the Escrow Agent authorized signers’ forms in the form of Exhibit A-1 and Exhibit A-2 to this Escrow Agreement.
3.5    Joint Instructions. In the event that Escrow Agent receives any joint instructions or notice in writing from Purchaser and Seller, such instructions or notice may be revoked only (a) if Escrow Agent has not already acted upon such joint instructions or notice and (b) pursuant to further joint instructions or notice in writing from Purchaser and the Seller.
3.6    Purpose. None of the Escrow will be available for any purpose other than as described herein.
4.    Termination of the Escrow. The Escrow provided for hereunder shall terminate upon the complete disbursement of the Escrow pursuant to Section 3.3.
5.    Covenants of Escrow Agent. Escrow Agent hereby agrees and covenants to Purchaser and Seller as follows:
5.1    Escrow Agent agrees to perform all of its obligations under this Agreement and not to deliver custody or possession of any of the Escrow to anyone except pursuant to the express terms of this Agreement.
5.2    Escrow Agent agrees to send, within three (3) business days after receipt of a written notice from either Purchaser or Seller (not including joint written instructions), one copy of such written notice to the other.
6.    Resignation and Removal of Escrow Agent. Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days’ prior written notice to Purchaser and Seller or may be removed, with or without cause, by mutual agreement of Purchaser and Seller at any time by the giving of thirty (30) days’ prior written notice to Escrow Agent. Such resignation or removal shall take effect upon the appointment of a successor escrow agent as provided herein. Upon any such notice of resignation or removal, Purchaser and Seller shall appoint a successor escrow agent. Upon the acceptance in writing of any appointment as Escrow Agent hereunder by a successor escrow agent, such successor escrow agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring escrow agent, and the retiring escrow agent shall be discharged from its duties and obligations under this Agreement other than to safely keep the Escrow and to deliver the same to the successor escrow agent as directed by joint instructions of Purchaser and Seller or by a court

Exh. A-3

order. Notwithstanding anything herein to the contrary, any resignation or removal of an escrow agent shall not discharge such escrow agent from any liability for actions taken as escrow agent hereunder prior to such removal or resignation. After any retiring escrow agent’s resignation or removal, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was escrow agent under this Agreement.
7.    Liability of Escrow Agent. Escrow Agent shall have no liability or obligation with respect to its services hereunder except for Escrow Agent’s willful misconduct or gross negligence. Escrow Agent may rely upon any instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the person or parties purporting to sign the same and to conform to the provisions of this Agreement. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question of the construction of this Agreement or seek the assistance of a court of competent jurisdiction, and shall incur no liability and shall be fully protected in acting in accordance with the opinion or instruction of such counsel or such court. Purchaser and Seller hereby jointly and severally agree to indemnify and hold harmless Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including reasonable costs of investigation and counsel fees and disbursement, which may be imposed upon Escrow Agent or incurred by Escrow Agent in connection with its acceptance of appointment as escrow agent hereunder, or the performance of its duties hereunder, including any litigation arising from this Agreement or involving the subject matter hereof or the cash deposited hereunder; provided, however, Escrow Agent shall not be indemnified or held harmless in the event it acts with gross negligence or willful misconduct. This indemnification provided herein shall survive the termination of this Agreement and the resignation or removal of Escrow Agent.
8.    Compensation of Escrow Agent. Purchaser, on one hand, and Seller, on the other, shall each pay one-half of the payments due to Escrow Agent for performing its duties hereunder in accordance with Schedule A attached hereto.
9.    Miscellaneous.
9.1    Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective representatives and permitted successors and assigns.
9.2    Entire Agreement. This Agreement contains the entire understanding of the parties and supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties hereto.
9.3    Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
9.4    Waiver. Any party hereto may, at its option, waive in writing any or all of the conditions herein contained to which its obligations hereunder are subject. No waiver of any

Exh. A-4

provision of this Agreement, however, shall constitute a waiver of any other provision (whether similar or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
9.5    Survival of Agreement. This Agreement shall survive the consummation of the transaction contemplated by the Purchase Agreement.
9.6    Assignment. No assignment or transfer by any party hereto of such party’s rights and obligations under this Agreement will be made except with the prior written consent of the other parties to this Agreement. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Except as set forth herein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.
9.7    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.
9.8    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery (if an affidavit of delivery is obtained), telecopy (if successful delivery can be verified), electronic mail (if successful delivery can be verified) or by post mail (registered or certified mail, postage prepaid, return receipt requested) or by any national courier service. All communications hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof):

(a)	If to Purchaser: Citizens Community Bancorp, Inc. 2174 Eastridge Center Eau Claire, WI 54701 Attention: Stephen Bianchi

with a copy to:	Briggs and Morgan, P.A. 2200 IDS Center 80 South Eighth Street Minneapolis, MN 55402 Attention: Joseph T. Kinning

(b)	If to Seller: United Bancorporation 12525 10th Street, Suite 1 Osseo, WI 54758 Attention: Greg LeGare E-mail: GLeGare@ubc-hc.com

Exh. A-5

with a copy to:	Ballard Spahr LLP 2000 IDS Center 80 South 8th Street Minneapolis, MN 55402-2205 Attention: Scott A. Coleman

(c)	If to Escrow Agent: ___________________ ___________________ ___________________ ___________________
9.9    Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Wisconsin without regard to principles of conflicts of laws.
9.10    Enforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.
[Signatures on the next page.]

Exh. A-6

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

PURCHASER
CITIZENS COMMUNITY BANCORP, INC.

By:_________________________________
Its:_________________________________

SELLER

UNITED BANCORPORATION

By:_________________________________
Its:_________________________________

ESCROW AGENT

BANKERS’ BANK

By:__________________________________
Its:__________________________________

[Signature Page to Escrow Agreement]

SCHEDULE A

FEES

Exh. A – Schedule A-1

EXHIBIT A-1
Certificate as to Authorized Signatures
The specimen signature shown below is the specimen signature of the individual who has been designated as an authorized representative of Purchaser and is authorized to initiate and approve transactions of all types for the escrow account or accounts established under the Escrow Agreement to which this Exhibit A-1 is attached, on behalf of Purchaser.

Name / Title / Phone Number	Specimen Signature
Name	Signature
Title
Phone Number

Exh. A – Exhibit A-1-1

EXHIBIT A-2
Certificate as to Authorized Signatures
The specimen signature shown below is the specimen signature of the individual who has been designated as an authorized representative of Seller and is authorized to initiate and approve transactions of all types for the escrow account or accounts established under the Escrow Agreement to which this Exhibit A-2 is attached, on behalf of Seller.

Name / Phone Number	Specimen Signature
Name	Signature
Phone Number

Exh. A – Exhibit A-2-1

EXHIBIT B

TRI-PARTY AGREEMENT
THIS TRI PARTY AGREEMENT (“Tri Party Agreement”) is entered into as of the Effective Date (as defined below) by and among _________ (“United Purchaser”), a _______________________, _________ (“United Community Purchaser”), a _____________________ and _________ (“Lincoln Purchaser”), a _____________________. United Purchaser, United Community Purchaser, and Lincoln Purchaser may be referred to individually as a “Party” and together as the “Parties.”
RECITALS
A.    United Bancorporation (“UB”), a South Dakota corporation, owns 100% of the issued and outstanding common stock of United Bank (“United”), United Community Bank (“United Community”), and Lincoln Community Bank (“Lincoln”) each a Wisconsin banking corporation. United, United Community and Lincoln may be referred to individually as a “Bank” and together as the “Banks.”
B.    United Purchaser entered into a Stock Purchase Agreement dated _______ __, 2018 with UB and United, whereby United Purchaser will purchase from UB 100% of the issued and outstanding common stock of United (on consummation, the “United Transaction”).
C.    United Community Purchaser entered into a Stock Purchase Agreement dated _______ __, 2018 with UB and United Community, whereby United Purchaser will purchase from UB 100% of the issued and outstanding common stock of United Community (on consummation, the “United Community Transaction”).
D.    Lincoln Purchaser entered into a Stock Purchase Agreement dated _______ __, 2018 with UB, whereby Lincoln Purchaser will purchase from UB 100% of the issued and outstanding common stock of Lincoln (on consummation, the “Lincoln Transaction” and together with the United Transaction and the United Community Transaction, each a “Transaction” and together the “Transactions”).
E.    It is a condition precedent to the consummation of each of the stock purchase agreements described in recitals B-D above that the Parties enter into this Tri Party Agreement to establish non-solicitation covenants among the Parties.
In consideration of the mutual conditions hereinafter set forth, United Purchaser, United Community Purchaser, and Lincoln Purchaser hereby agree to the following terms and conditions:

1.
Effective Date; Term. This Tri Party Agreement shall become effective on the date on which the last of the Parties hereto signs the signature page to this Tri Party Agreement (such date, the “Effective Date”). The term of this Tri Party Agreement shall begin on the Effective Date and shall terminate on the second anniversary of the Effective Date (the “Term”).

Exh. B-1

2.
Non Solicitation. Throughout the Term of this Tri Party Agreement, the Parties shall not, and shall cause their respective directors, corporate officers, loan officers, and credit officers not to, directly or indirectly knowingly solicit for employment or hire any employee of another Party that was an employee of the Bank (“Restricted Employees”), provided that this section shall not prohibit (i) solicitation by means of a general purpose advertisement not specifically targeted at the Restricted Employees or hiring any Restricted Employee as a result of such general purpose advertisement, (ii) solicitation or hiring any Restricted Employee who was terminated by another Party or any of its affiliates after the Effective Date, or (iii) solicitation by one Party of the employee of another Party who was not an employee of the Bank acquired by that Party.

3.	Assignment. The provisions of this Tri Party Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

4.
Counterpart Signatures; Electronic Signatures. This Tri Party Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Tri Party Agreement, to the extent signed and delivered by electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

[Signature Page Follows]

Exh. B-2

IN WITNESS WHEREOF, the parties to this Tri Party Agreement have caused it to be executed by their duly authorized officers as of the Effective Date.

UNITED PURCHASER	UNITED COMMUNITY PURCHASER
By:	By:
Name:	Name:
Title:	Title:
Date Signed:	Date Signed:

LINCOLN PURCHASER
By:
Name:
Title:
Date Signed:

[Signature Page to Tri Party Agreement]

EXHIBIT C

NON-COMPETITION AGREEMENT
This NON-COMPETITION AGREEMENT (the “Agreement”) is entered into and is made effective as of _________________, 2018 (the “Effective Date”), by and between Citizens Community Bancorp, Inc., a Maryland corporation (“CCBI”), and Greg LeGare (“Executive”).
WHEREAS, Executive is an officer and director of United Bancorporation, a South Dakota corporation (“UBC”), and United Bank, a Wisconsin state bank (the “Bank”).
WHEREAS, UBC owns all of the issued and outstanding shares (the “Bank Shares”) of capital stock of the Bank.
WHEREAS, CCBI, UBC, and the Bank are parties to that certain Stock Purchase Agreement dated June __, 2018 (the “Purchase Agreement”), pursuant to which CCBI will purchase Bank Shares from UBC (the “Transaction”).
WHEREAS, the Purchase Agreement conditions the closing of the Transaction on CCBI’s and Executive’s execution and delivery of this Agreement.
WHEREAS, Executive will be receiving substantial direct and indirect consideration from the Transaction, Executive’s execution and delivery of this Agreement was a material inducement to CCBI’s execution of the Purchase Agreement and is a condition to CCBI’s obligation to close the Transaction, and Executive acknowledges and agrees that the foregoing is sufficient consideration for Executive’s obligations in this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
1.    Restrictive Covenants.
(a)    Need for Restrictions. Executive acknowledges and agrees that the Bank’s business, technical, and customer information is established and maintained at great expense to the Bank and is of significant value to the Bank, and that by virtue of Executive’s services to the Bank and UBC, Executive has possession of information pertaining to, and has had unique and extensive exposure to, and personal contact with, the Bank’s business, technical and customer information which would enable Executive to compete unfairly with the Bank. As a result, and in consideration of CCBI’s entry into the Purchase Agreement and closing of the Transaction, Executive acknowledges and agrees that the following restrictions are necessary to protect the Bank’s business.
(b)    Confidential Information; Trade Secret. For purposes of this Agreement, “Confidential Information” means information disclosed to Executive or known by him as a result of or as disclosed in the course of Executive’s services to the Bank and UBC which is not

Exh. C-1

generally known to the public pertaining to the Bank’s business, including, but not limited to, operations, contracts, customers, customer lists, proposals, research and development, procedures and protocols, operating models, financial information, pricing, price lists, marketing methods, strategic planning information, information stored in or developed for use with the Bank’s computer systems, insurance plans, risk management information, or marketing programs, and third-party information that the Bank may learn from its customers or clients. Confidential Information shall include any such information developed or created by Executive if the information was developed or created by Executive while executing Executive’s duties for the Bank or UBC or if the information was developed or created by Executive based upon any Confidential Information that Executive learned by virtue of Executive’s services to the Bank or UBC. Confidential Information shall not include any information that Executive can demonstrate is in the public domain by means other than disclosure by Executive, but shall include non-public compilations, combinations, or analyses of otherwise public information.
(c)    Non-Disclosure or Use of Confidential Information and Trade Secrets. For the five-year period following the Effective Date, Executive shall not directly or indirectly, under any circumstances, communicate or disclose to any person, firm, association, corporation, company or any other third party, or use for Executive’s own benefit or the benefit of any person or entity, any Confidential Information, and Executive will keep secret and in strict confidence and hold inviolate said Confidential Information. Executive further agrees not to disclose to others or use, at any time between the Effective Date and the date that is five years following the Effective Date, any Confidential Information that constitutes and remains a trade secret under the Wisconsin Trade Secrets Act, as amended (Section 134.90 Wis. Stats.), any Confidential Information that the Bank received from a third party and continues to hold in confidence, and any Confidential Information that he is otherwise prohibited by law from disclosing to others or using. The prohibitions of this paragraph do not apply to Confidential Information after it has become generally known and/or in the public domain through no fault of Executive. The prohibitions of this paragraph also do not prohibit use of Executive’s general skills and knowledge acquired during and prior to his services to the Bank and UBC, as long as such use does not involve the use or disclosure of Confidential Information.
(d)    Defend Trade Secrets Act. Executive understands that if Executive breaches the provisions of Section 1(c) above, Executive may be liable to the Bank under the Defend Trade Secrets Act of 2016 (“DTSA”). Executive further understands that by providing Executive with the following notice, the Bank may recover from Executive its attorney fees and exemplary damages if it brings a successful claim against Executive under the DTSA: Under the federal Defend Trade Secrets Act of 2016, Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made: (a)(i) in confidence to a federal, state, or local governmental official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law or (b) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Without limiting the foregoing, if Executive files a lawsuit for retaliation by the Bank for reporting a suspected violation of law, Executive may disclose the trade secret to Executive’s attorney and use the trade secret information in the court proceeding, if Executive (i)

Exh. C-2

files any document containing the trade secret under seal and (ii) does not disclose the trade secret, except pursuant to court order.
(e)    Nonsolicitation of Customers. For the three-year period following the Effective Date, Executive shall not, directly or indirectly canvas, contact or solicit any “Active Customer” (as defined below) of the Bank for the purpose of selling, offering or providing products or services which are the same as or substantially similar to the products or services provided by the Bank at any time during the “Reference Period” (as defined below). “Active Customer” shall mean any person or entity which, within the 12‑month period prior to the closing of the Transaction (the “Reference Period”), received any products or services supplied by or on behalf of the Bank.
(f)    Non-Solicitation of Company Personnel. For the three-year period following the Effective Date, Executive shall not, directly or indirectly, solicit, encourage or induce any employee, consultant, contractor, or other agent of the Bank to terminate a relationship (employment or otherwise), or breach any agreement with the Bank.
(g)    Non-Competition. For the three-year period following the Effective Date, Executive shall not, directly or indirectly, have a financial interest in, or in a “Prohibited Capacity” (as defined below) become associated with, provide assistance or service to or engage in, that aspect of any firm, entity, business, activity or enterprise which competes with the Bank anywhere within the “Restricted Territory” (as defined below).  This restriction shall not apply to any activities conducted on behalf of an entity that is not a financial institution or owned or controlled by a financial institution, except to the extent such activities are for the benefit of a competitor. A “financial interest” shall not include the ownership of less than 5% of the securities of any corporation or other entity that is listed on a national securities exchange or traded in the national over-the-counter market.   “Prohibited Capacity” means a capacity (i) involving duties or responsibilities substantially similar to those of Executive’s position with UBC and the Bank, at any time during the Reference Period, (ii) involving management, sales or marketing duties or responsibilities, or (iii) reasonably likely to involve the use or disclosure of Confidential Information or trade secrets of the Bank. The “Restricted Territory” means the territory within a 60-mile radius of any Bank location at that time.
(h)    Non-Disparagement. For the five-year period following the Effective Date, Executive agrees not to make any disparaging or negative remarks, either orally or in writing, regarding the Bank or CCBI or any of their respective officers, directors, employees, or agents. Executive further agrees not to make disparaging or negative remarks, either orally or in writing, regarding the Bank’s or CCBI’s business practices, services, products, programs, operations, administration, leadership, management, or community activities.
2.    Enforcement.
(a)    If, at the time of enforcement of the covenants contained in Section 1 (collectively, the “Restrictive Covenants”), a court shall hold that the duration, scope or area restrictions stated are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for

Exh. C-3

the stated duration, scope or area and that the court shall be allowed to revise the Restrictive Covenants to cover the maximum duration, scope and area permitted by law. Executive has had the opportunity to consult with Executive’s own legal counsel regarding the Restrictive Covenants and agrees that the Restrictive Covenants are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of the Bank’s businesses and agrees not to challenge the validity or enforceability of the Restrictive Covenants.
(b)    If Executive breaches, or threatens to commit a breach of any of the Restrictive Covenants, the Bank shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Bank at law or in equity:
i.    The right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Bank and that money damages would not provide an adequate remedy to the Bank; and
ii.    The right and remedy to require Executive to account for and pay over to the Bank any profits, monies or other benefits derived or received by Executive as the result of any transactions constituting a breach of the Restrictive Covenants.
3.    Notices. All notices, demands or other communications shall be sent to Executive, CCBI, and the Bank at the addresses indicated below to such other addresses or to the attention of such other persons as the recipient party has specified by prior written notice to the sending party, or in the case of the Executive, to the most recent address on record with the Bank.
Notice to Executive
N51404 Harriman Rd
Osseo, WI  54758

Notice to CCBI or the Bank
2174 Eastridge Center
Eau Claire WI 54701
Attn: Steve Bianchi, President and Chief Executive Officer

4.    Attorneys’ Fees. In the event that either party brings any action to enforce any of the provisions of this Agreement, or to obtain money damages for the breach thereof, all expenses, including reasonable attorneys’ fees, incurred by the party prevailing on substantially all of the claims finally decided in the action, shall be paid by the other party with 120 days of the date that entry of judgment on the claims brought in the action becomes final and non –appealable.

Exh. C-4

5.    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid or illegal provision had never been contained herein.
6.    Complete Agreement. This Agreement contains the complete agreement and understanding between the parties related to the subject matter hereof, and supersedes, replaces, and preempts any prior understandings, agreements, or representations by or among the parties related to such subject matter, whether written or oral.
7.    Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.
8.    Choice of Law. All issues concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Wisconsin or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Wisconsin.
9.    Amendments and Waiver. The provisions of this Agreement may be amended or waived only by a written instrument, with written consent by both CCBI and Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.
[Signature Page Follows]

Exh. C-5

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

CITIZENS COMMUNITY BANCORP, INC.    GREG LEGARE

By:__________________________________    ________________________________

Its:_______________________________

Exh. C-6

EXHIBIT D

FORM OF NON-SOLICITATION AGREEMENT
This NON-SOLICITATION AGREEMENT (the “Agreement”) is entered into and is made effective as of the closing date of the Transaction (as hereinafter defined) (the “Effective Date”), by and among Citizens Community Bancorp, Inc., a Maryland corporation (“Buyer”), United Bancorporation, a South Dakota Corporation (“Seller”) and [Employee’s Name] (“Employee”).
WHEREAS, Employee is an employee of Seller.
WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of United Bank, a Wisconsin state bank (the “Bank”).
WHEREAS, Buyer, Seller, and the Bank are parties to that certain Stock Purchase Agreement dated June __, 2018 (the “Purchase Agreement”), pursuant to which Buyer will purchase all of the issued and outstanding common stock of Bank from Seller (the “Transaction”).
WHEREAS, the Purchase Agreement conditions the closing of the Transaction on Buyer’s and Employee’s execution and delivery of this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
1.    Restrictive Covenants.
(a)    Confidential Information. For purposes of this Agreement, “Confidential Information” means information disclosed to Employee or known by Employee as a result of or as disclosed in the course of Employee’s services to Seller which is not generally known to the public pertaining to the Bank’s business, including, but not limited to, operations, contracts, customers, customer lists, proposals, research and development, procedures and protocols, operating models, financial information, pricing, price lists, marketing methods, strategic planning information, information stored in or developed for use with the Bank’s computer systems, insurance plans, risk management information, or marketing programs, and third-party information that the Bank may learn from its customers or clients. Confidential Information shall include any such information developed or created by Employee if the information was developed or created by Employee while executing Employee’s duties for Seller or if the information was developed or created by Employee based upon any Confidential Information that Employee learned by virtue of Employee’s services to the Seller. Confidential Information shall not include any information that Employee can demonstrate is in the public domain by means other than disclosure by Employee, but shall include non-public compilations, combinations, or analyses of otherwise public information.
(b)    Non-Disclosure or Use of Confidential Information. From and after the Effective Date, Employee shall not directly or indirectly, under any circumstances, communicate

Exh. D-1

or disclose to any person, firm, association, corporation, company or any other third party, or use for Employee’s own benefit or the benefit of any person or entity, any Confidential Information, and Employee will keep secret and in strict confidence and hold inviolate said Confidential Information. Employee further agrees not to disclose to others or use at any time any Confidential Information that constitutes and remains a trade secret under the Wisconsin Trade Secrets Act, as amended (Section 134.90 Wis. Stats.), any Confidential Information that the Seller received from a third party and continues to hold in confidence, and any Confidential Information that Employee is otherwise prohibited by law from disclosing to others or using. The prohibitions of this paragraph shall not apply to Confidential Information after it has become generally known and/or in the public domain through no fault of Employee. The prohibitions of this paragraph also do not prohibit use of Employee’s general skills and knowledge acquired during and prior to Employee’s services to Seller, as long as such use does not involve the use or disclosure of Confidential Information.
(c)    Nonsolicitation of Customers. For the [___]-year period following the Effective Date, Employee shall not, directly or indirectly canvas, contact or solicit any “Active Customer” (as defined below) of the Bank for the purpose of selling, offering or providing products or services which are the same as or substantially similar to the products or services provided by the Bank at any time during the 12-month period prior to the closing of the Transaction. “Active Customer” shall mean any person or entity which, to the actual knowledge of Employee, received any products or services supplied by or on behalf of the Bank.
(d)    Non-Solicitation of Bank Personnel. For the [___]-year period following the Effective Date, Employee shall not, directly or indirectly, solicit, encourage or induce any employee, consultant, contractor, or other agent of the Bank to terminate a relationship (employment or otherwise), or breach any agreement with the Bank.
(e)    Non-Disparagement. For the five-year period following the Effective Date, Employee agrees not to make any disparaging or negative remarks, either orally or in writing, regarding Bank, Buyer or any of their respective officers, directors, employees, agents, or affiliates. Employee further agrees not to make disparaging or negative remarks, either orally or in writing, regarding the Bank’s or Buyer’s business practices, services, products, programs, operations, administration, leadership, management, or community activities.
2.    Enforcement.
(a)    If, at the time of enforcement of the covenants contained in Section 1 (collectively, the “Restrictive Covenants”), a court shall hold that the duration or scope stated are unreasonable under circumstances then existing, the parties agree that the maximum duration or scope are reasonable under such circumstances shall be substituted for the stated duration or scope and that the court shall be allowed to revise the Restrictive Covenants to cover the maximum duration or scope permitted by law. Employee has had the opportunity to consult with Employee’s own legal counsel regarding the Restrictive Covenants and agrees that the Restrictive Covenants are reasonable in terms of duration and scope restrictions and are necessary to protect the goodwill of the Bank’s businesses and agrees not to challenge the validity or enforceability of the Restrictive Covenants.

Exh. D-2

(b)    If Employee breaches, or threatens to commit a breach of any of the Restrictive Covenants, the Buyer shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Buyer at law or in equity:
i.    The right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Bank or Buyer and that money damages would not provide an adequate remedy to Buyer; and
ii.    The right and remedy to require Employee to account for and pay over to the Bank any profits, monies or other benefits derived or received by Employee as the result of any transactions constituting a breach of the Restrictive Covenants.
3.    Payment of Consideration. In consideration of Employee’s agreement to be bound by the Restrictive Covenants, Seller shall pay Employee One Thousand Dollars ($1,000) on the Effective Date.
4.    Effectiveness. Notwithstanding anything herein to the contrary, this Agreement shall only become effective, if at all, upon consummation of the Transaction and the Purchase Agreement in accordance with its terms. In the event that the Transaction is not so consummated, no party hereto or its affiliates shall have any obligation or liability hereunder, and no claim shall be made by any party hereto or any of their respective affiliates in respect hereof.
5.    Notices. All notices, demands or other communications shall be sent to Employee and Buyer at the addresses indicated below to such other addresses or to the attention of such other persons as the recipient party has specified by prior written notice to the sending party, or in the case of the Employee, to the most recent address on record with the Bank.
Notice to Employee
[Name]
____________________
____________________
____________________

Notice to Buyer
2174 Eastridge Center
Eau Claire WI 54701
Attn: Steve Bianchi, President and Chief Executive Officer

6.    Attorneys’ Fees. In the event that either party brings any action to enforce any of the provisions of this Agreement, or to obtain money damages for the breach thereof, all expenses, including reasonable attorneys’ fees, incurred by the party prevailing on substantially all of the claims finally decided in the action, shall be paid by the other party with 120 days of

Exh. D-3

the date that entry of judgment on the claims brought in the action becomes final and non –appealable.
7.    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid or illegal provision had never been contained herein.
8.    Complete Agreement. This Agreement contains the complete agreement and understanding between the parties related to the subject matter hereof, and supersedes, replaces, and preempts any prior understandings, agreements, or representations by or among the parties related to such subject matter, whether written or oral.
9.    Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.
10.    Choice of Law. All issues concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Wisconsin or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Wisconsin.
11.    Amendments and Waiver. The provisions of this Agreement may be amended or waived only by a written instrument, with written consent by both Buyer and Employee, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.
[Signature Page Follows]

Exh. D-4

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

BUYER CITIZENS COMMUNITY BANCORP, INC. ____________________________________ By: ________________________________ Its: ________________________________	SELLER UNITED BANCORPORATION ____________________________________ By: ________________________________ Its: ________________________________
EMPLOYEE _____________________________________ [Name]

Non-Solicitation Agreement

EXHIBIT E

AMENDED AND RESTATED TSA
Agreement I.D. # UB4
Customer # 2635
THIS AMENDED AND RESTATED TECHNOLOGY SERVICES AGREEMENT (the “Agreement”) is made effective June ___, 2018, by and between UNITED BANCORPORATION (referred to herein as “UBC”) and UNITED BANK (“Customer” and/or “Bank”).

WHEREAS, UBC and Customer are parties to that certain Technology Services Agreement dated January 1, 2016 (the “Services Agreement”).

WHEREAS, UBC and Customer desire to amend and restate the Services Agreement in its entirety following the consummation of the transactions contemplated by that certain Stock Purchase Agreement dated as of the date hereof by and among UBC, Customer, and Citizens Community Bancorp, Inc. (the “Purchase Agreement”),

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, the parties hereto agree as follows:

1.    Services. UBC shall: provide Customer at UBC’s place of business and at Customer’s place or places of business, as set forth below, all services as set forth in the attached Schedules A, B, C, D, E and F incorporated herein by reference (the “Services”) and coordinate and interact with Customer; train the Customer and its employees in the use and interpretation of all input, output and customized reports produced by UBC for Customer’s use; facilitate with Finastra the production of and furnish to Customer special reports and other additional services upon such terms, at such times and for such fees (including pass-through fees from Finastra, which fees shall be approved by Customer prior to being incurred) as shall from time to time hereafter be agreed upon by UBC and Customer; and provide at Customer’s expense, such information concerning the services rendered under this Agreement as Customer’s auditors may request upon the Customer’s authorization.

UBC shall take all steps necessary to implement and maintain during the term of this contract appropriate measures to ensure compliance with the Interagency Guidelines Establishing Standards for Safeguarding Customer Information and, in connection therewith, shall provide Customer with such information as Customer may reasonably request to monitor and ensure such compliance including, without limitation, audits and summaries of test results. The Bank shall have the right to have access from time to time to UBC premises upon reasonable notice from

Confidential        2016-2018
generic
Exh. E-1

Bank and during regular business hours to audit compliance with the Interagency Guidelines Establishing Standards for Safeguarding Customer Information.

2.    Term. This Agreement shall commence upon the Closing Date (as defined in the Purchase Agreement) of the Purchase Agreement, and shall continue until Customer provides UBC with at least forty-five (45)-days’ advance written notice of termination. Customer may determine from time to time that it does not require all of the Services and, accordingly, may terminate any Service, in whole or in part, upon forty-five (45)-days’ advance written notice.

3.    Fees. As consideration for provision of the Services, Customer will pay UBC the actual cost, without markup, incurred by UBC in providing the Services. Full payment of all undisputed fees shall be due within thirty (30) days after the date of the invoice provided for such Services. With each invoice, UBC shall provide Customer with the underlying support for the cost of the Services on such invoice, in form and substance reasonably satisfactory to Customer, and shall provide Customer with such additional supporting information for such invoice as Customer reasonably requests.

4.    Duties and Representations of Customer.

a.    Customer shall furnish data to UBC in a form acceptable to UBC at the time provided in the attached Schedules C, D and E.

b.    Customer shall pay all expenses of rescheduling if it is necessary for UBC to extend the time requirements to allow for any rescheduling of Customer’s work caused by Customer’s failure to furnish its data in accordance with the attached Schedules, or on incomplete or incorrect forms.

c.    Customer shall reject in writing any incorrect report within ten (10) business days after receipt of same and that failure to so reject shall constitute Customer’s acceptance of the report.

d.    Customer shall pay UBC for any tax, except income, real estate or occupation tax and personal property tax, which shall at any time become payable in respect of this Agreement or for the Services provided hereunder.

e.    Customer shall be responsible for and safeguard equipment and documents in transit, unless otherwise provided in the attached Schedules.

f.    Customer hereby indemnifies and holds UBC harmless from liability, and shall not seek to hold UBC responsible for delay in providing or failing to provide Services if due to causes or conditions beyond UBC’s reasonable

Confidential        2016-2018
generic
Exh. E-2

control, or for any inaccuracy, inadequacy, or omission in any data, information or instructions furnished by the Customer.

g.    Customer hereby indemnifies and holds UBC harmless from any and all liability, including reasonable attorneys’ fees arising from a claim asserted with respect to this Agreement or the Services provided hereunder, by any employee of Customer or any other third party, none of whom shall have any rights or claims against UBC. This indemnification shall not extend to, or indemnify UBC with respect to, any liability or claim to the extent the same is caused by the negligent, willful, or wanton act or omission of UBC.

h.    Customer warrants and represents that it will be free, as of the date of the execution of this Agreement, of any contractual obligation that would prevent the Customer from entering into this Agreement, and that UBC’s offer to provide such services in no way caused or induced the Customer to breach any contractual obligation.

i.    Customer shall provide oversight of system access by its own employees and notify UBC in writing, of any errors, breaches of security or unauthorized access to the system on a timely basis. UBC will also notify Customer of any security breaches or unauthorized access.

j.    UBC shall permit Customer’s duly authorized representative and all applicable regulatory authorities to examine procedures, internal controls and accounting related functions as they apply to services provided by UBC to Customer under this agreement. Properly executed written authorization shall be submitted to UBC by customer. Authorization via email communication is accepted.

k.    Customer shall be responsible for confirmation that adequate insurance coverage is in place to protect Customer and UBC from employee dishonesty while processing Customer’s data. Customer shall furnish proof of such coverage upon signing of this agreement.

l.    [Reserved.]

m.	Customer agrees to employ or designate an Information Security Officer (ISO) charged with the responsibility of supervision of risk management and board reporting.

5.    Warranties of UBC. UBC hereby warrants and represents that it will exercise ordinary care in managing the Customer’s work and that it will hold in confidence all information relating to the assets, liabilities, business and affairs of the Customer received by UBC in rendering the Services under this Agreement,

Confidential        2016-2018
generic
Exh. E-3

except to the extent that disclosure is authorized by the Customer or compelled by governmental regulation or legal process.

6.    Limitation of Liability. UBC’s liability hereunder for damages for any single incident, regardless of the form of action, shall not exceed the total amount paid for Services for the month in which an error occurs under attached Schedules or in the authorization for the particular service if not pursuant to a schedule. This shall be Customer’s exclusive remedy. Furthermore, UBC shall not be liable for any lost profits, consequential damages or for any claim or demand asserted against Customer by any other party. No action, regardless of form, arising out of the Services under this Agreement, may be brought by either party more than two years after the cause of action has accrued, except that an action for nonpayment must be brought within one year of the date of last payment. There are no expressed or implied warranties other than those described in this Agreement.

7.	Miscellaneous.

a.    All specifications, tapes, programs, concepts, expertise and procedures developed or utilized by UBC for Customer, except as provided by Customer, are and remain the sole property of UBC unless otherwise specifically provided herein.

b.    All master files shall remain the property of Customer unless provided otherwise in the attached Schedules. Master files will be provided at UBC’s then current standard rate to the Customer in such machine-readable form as UBC produces in its ordinary course of business, if requested by the Customer in the event of termination.

c.    This Agreement, together with all appendices or other attachments referenced herein, constitutes the entire agreement between the parties hereto and supersedes all proposals, oral and written, between the parties on this subject.

d.    This Agreement shall be governed by the laws of the State of Wisconsin as set forth herein. Any action to enforce any provision of this Agreement may be filed in the Trempealeau County Court. Any action arising out of or related to this Agreement shall be brought in the District Court of Trempealeau County, Wisconsin, and in no other court or location.

e.    Any invalidity, in whole or in part, of any provision of this Agreement shall not affect the validity of any other of its provisions.

f.    Any notice or other communication hereunder shall be in writing, to the following:

Confidential        2016-2018
generic
Exh. E-4

United Bancorporation
Greg LeGare
12525 10th Street, Suite 1
Osseo, WI 54758

United Bank
Trevor Bohland
P.O. Box 10
Osseo, WI 54758

g.    No term or provisions hereof shall be deemed waived and no breach excused unless such waiver or consent shall be in writing and signed by the party claimed to have waived or consented.

h.	The Schedules A, B, C, D, E and F to be attached are part of this Agreement.

8.	Responsibilities of UBC and Customer.

a.	Asset Inventory

1)	UBC will assist with the management of software licenses and coordinate with the bank for contract negotiations and renewals.

2)	UBC will assist with the purchase of new computer hardware on an “as needed” basis.

3)	UBC will assist with the proper disposal of old equipment to ensure necessary private data is properly disposed of.

b.	Host System

The Customer provides decisions for password administration of the host system and by special request; UBC provides the technical environment and proper system administration to test the effectiveness of password policies.

UBC will provide an environment so automated reports from the core system are viewable on their scheduled occurrence.

c.	Network Administration

UBC provides general network administration on behalf of the Customer under the guidelines established by the Customer’s Information Security Policy. New/delete user requests, password administration, group policy, file/directory auditing, and user/group permissions are handled by

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Exh. E-5

documented requests directly from appointed Customer administrators through the appropriate and secure means. Additional services that UBC provides for the Bank occur “behind the scenes,” such as server and router hardening, firewall policies, website filtering, virus management, disaster recovery, etc. The policies currently in place for these systems have been approved by UBC’s technical staff and necessary Executive members of the bank.

d.	Disaster Recovery

In the event of a disaster, UBC will make all technical resources available to ensure the recovery of the disaster is handled in accordance with the Customer’s Business Continuity Program. UBC will provide backup systems for the most critical application located at the Datacenter at an alternate location so that the critical systems can be recovered in a timely manner. UBC will do its absolute best to recover the systems as quickly as possible.

e.	Internet Banking

1)	UBC will assist the appointed Customer staff for each system to resolve technical issues; communicate with the systems’ vendors to resolve technical issues.

f.	Telephone Banking

2)	UBC will assist the appointed Customer staff for each system to resolve technical issues; communicate with the systems’ vendors to resolve technical issues.

g.	Business Application

1)
UBC will assist with the appointed Customer staff to resolve technical support issues with the bank’s business applications. Applications similar to email, spam filtering, anti-virus, office productivity, loan and deposit platforms, document viewers, etc… would fall into the category of business application support.

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Exh. E-6

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and each warrants and represents that the person whose signature appears below has been and is on the date of this Agreement duly authorized to execute this Agreement.

UNITED BANCORPORATION

By: _______________________________, Greg LeGare

Its: President

Date:	___________________

UNITED BANK

By: _______________________________, Trevor Bohland

Its: President

Date:	___________________

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Exh. E-7

SCHEDULE A

[Intentionally Omitted]

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Exh. E-8

SCHEDULE B

PROJECT MANAGEMENT & TECHNICAL RESOURCE FEES

The Customer will be responsible for technical resource costs for new project management and implementation.

UBC provides consultative project management assistance to the Bank as one of its primary services. As the Customer decides to implement new products, services, applications or systems, they will utilize UBC’s technical expertise to assist with the project(s). Expectations and responsibilities of UBC and the Customer are as follows:

1.	Bank will appoint and UBC will contact the bank appointment with the announcement of a new project.

2.	UBC will work directly with the primary bank project lead on the new project. UBC will provide clear deliverables and schedule within the availability of the bank resources for project implementation.

3.	UBC will work with the bank appointee for integrating the application or system into the Risk Assessment program.

4.	UBC will be responsible for ensuring the new application or system follows the Customer’s compliance guidelines as it relates to Vendor Management.

5.	UBC will work with the bank appointee for negotiating contracts of the new application or system associated with this new project with formal approval from the Customer.

6.
UBC will be responsible for ensuring the new application or system is properly licensed. UBC’s project manager will define proper licensing as it relates to network, database or operating system structure.

7.	UBC will work with the bank appointee on debrief of the project to track any reoccurring problems.

Any work requested outside of this agreement will be considered as a Project and will be bill at T&M.

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Exh. E-9

SCHEDULE C

The following is to be included as part of this Agreement and supersedes any conditions and terms of the previous Agreement(s).

Datacenter Facilities Management:

UBC will manage and operate the technology services equipment which is owned by the Customer and UBC. This equipment will reside in the UBC Datacenter (“Datacenter”) and is available for inspection, audit, etc., at any time during normal working hours and by appointment after hours when the building is totally secured.

UBC will designate a specific individual to be in charge of Customer technology services equipment and service and will meet from time to time as needed with bank officials. Customer will identify one person who shall be the liaison between UBC and the Customer.

UBC will maintain and manage all equipment at the Datacenter in a prudent manner as if it were their own equipment.

Customer will pay all hardware, software, supplies and related expenses associated with said equipment. In the event the equipment, etc., reaches 80 percent of capacity or if Customer desires new or additional services, UBC will recommend best alternatives to Customer management and upon their decision, will add, develop, etc., proper solutions at Customers expense. All expenses will be at UBC standard fees.

Asset Disposal. UBC will develop and maintain an Asset Disposal Policy that is acceptable to the bank and follow procedures to manage the disposal of assets. UBC will be responsible for the disposal of bank assets based upon FFIEC guidelines to ensure the security and confidentiality of data.

Research/Retrieval Request

From time to time, the need will arise for the Customer to request copies of items that are on file at Finastra. The research/retrieval requests have been designed to meet this need. The research requests are for items that can only be located image because the originals may no longer retained by the bank or UBC.

UBC will then research with Finastra any missing information and deliver to the bank as requested.

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Exh. E-10

SCHEDULE D

UNITED BANCORPORATION
INFORMATION SECURITY PROGRAM

Related to the areas in the Information Security Program, UBC will work with key participants from Customer business units to support technology while controlling risk and complying with 501 (b) of the Gramm Leach Bliley Act. UBC will work in conjunction with the Customers Information Security Officer to assist in making necessary adjustments with the Customers Information Security Program outlined in TRAC.

The Customer Information Security Officer will be responsible for reporting all information security activities and status to the bank Board and regulatory bodies.

Standardized Information Security Program includes:

a.	Risk Assessment
The customer will be a resource to UBC to assist in the review and update of existing risk assessments. UBC will provide clear deliverables and schedule within the availability of the bank resources for regular evaluation of Customer risk assessments from an information security standpoint only. UBC will work with the bank to perform a uniform risk assessment.

For the introduction of new systems, UBC requires participation in the selection of the technology to evaluate information security. UBC will work with the Bank appointee to formally track new technologies so that the appointee can report to Bank Executive Management for approval of any new technology.

b.	Vendor Management
Hardware, software, and contracted services may be owned and/or licensed through the Customer or UBC. The overall vendor management is the responsibility of the Customer. UBC will work with bank resources for assistance on the management of vendors. UBC may report to the UBC Executive Management for approval of any new vendor.

c.	Incident Response
A formal incident response plan will be maintained by the Customer with UBC providing assistance where needed.

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Exh. E-11

d.	Policies and Procedures
UBC will provide guidance and recommendations for policies and procedures related to information security to ensure they are aligned with best practices and FFIEC requirements.

e.	Change Control
A formal change control procedure is used by UBC for changes to the production environment. The procedure includes a testing and approval process, documentation and communication.

The Customer is responsible for adhering to the change control process by submitting change requests for testing and approval as well as final approval.

f.	Awareness Programs
UBC will be a resource to assist as necessary to ensure Customer employees receive information security awareness training.

g.	Auditing and Monitoring
UBC will provide guidance and recommendations in the identification and selection of external parties for auditing of the information security program and related systems.

UBC will provide management of security monitoring and testing. Regular reports will be provided to the Customer.

h.	Event Schedules
UBC will maintain standardized event schedules related to the Information Security Program.

The Customer shall make resources available throughout the year to assist with the identified information security initiatives including Business Continuity.

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Exh. E-12

SCHEDULE E

Compliance With Customer Financial Privacy And Safeguarding Requirements.

The parties agree to the following for purposes of complying with financial privacy and safeguarding requirements imposed by law with respect to Bank’s customers:

(a) To the extent applicable, each of the parties to this Agreement shall comply with the Gramm Leach Bliley Act, the Fair Credit Reporting Act (15 U.S.C. § 1681; 12 C.F.R. Part 41), OCC regulations on the privacy of consumer financial information (12 C.F.R. Part 40), the Interagency Guidelines Establishing Standards for Safeguarding Customer Information (12 C.F.R. Part 30, Appendix A), and any other applicable laws, regulations or guidelines regarding the privacy and security of customer information, to ensure that the confidentiality and security of Bank’s customers’ nonpublic personal information is preserved.

(b) In connection with Bank’s customers, UBC shall preserve the confidentiality of any nonpublic personal information provided by Bank or Bank’s customers to UBC, and shall not disclose such information to any affiliated or unaffiliated third parties, except (i) as necessary to carry out the services that UBC has agreed to provide Bank, or (ii) as otherwise required by federal or state law. Furthermore, to the extent disclosure of Bank’s customers’ nonpublic personal information is made to UBC, such information will be disclosed only to those employees, if any, of UBC whose duties reasonably require access to such information.

(c) In connection with preserving the confidentiality and security of Bank’s customers’ nonpublic personal information, UBC shall maintain physical, electronic, and procedural safeguards that comply with applicable federal and state laws and regulations to protect any such customers’ nonpublic personal information provided to UBC by Bank or Bank’s customers. UBC shall immediately disclose to Bank any and all breaches in security that may materially affect any of the customers of Bank, and in connection therewith, Bank shall be provided access to internal and external audits of UBC, if any, to the extent the same concern or provide information pertaining to such security or breaches of security. Upon termination of this Agreement, all Bank’s customers’ nonpublic personal information provided by Bank and Bank’s customers to UBC shall be promptly returned to Bank upon request, or properly destroyed, as applicable.

(d) The provisions of this Schedule E shall survive termination of this Agreement and termination of the business relationship between Bank and UBC.

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Exh. E-13

SCHEDULE F

UBC Bank Services

Purpose

This document lists the various ongoing technical services that the UBC Technology Services Department will provide to the Customer.

Services

To the extent UBC staff has access to the following services following the consummation of the transactions contemplated by the Purchase Agreement, UBC technical staff will provide the following listed services to the serviced banks in order to ensure that the banks’ information security (IS) and information technology (IT) environments are maintained according to industry best practices and regulatory guidelines.

Network

•	Provide on-going patch management support

o	Analyze patches for relevancy

o	Test patches prior to implementation

o	Approve patches for implementation

•	Periodically scan bank systems (servers/workstations) for proper patching

•	Periodically scan bank systems for unapproved software

o	Evaluate and research software

•	Maintain current hardware and software inventories

•	Maintain and monitor adherence to software license agreements

•	Monitor for hardware warranties and expirations

•	Ensure that all servers and workstations are installed according to documented standards

o	E.g. running services, enabled firewalls, host-based IDS, etc…

•	Ensure that the network infrastructure and protocols are in line with documented standards

o	E.g. DHCP vs. static addresses, Encryption key lengths, open/closed ports, etc…

•	Manage the remote data backup service

o	Provide daily monitoring to substantiate the integrity of the back-up process

o	Periodically restore backup files to validate integrity of the back-up process

•	Monitor server usage

o	Drive space, memory and processor utilization

o	Error logs

o	Network traffic

•	Proactively monitor system (server/workstation) audit logs to identify system problems

•	Monitor battery backup (UPS) status

•	Maintain current network (LAN and WAN) topologies.

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Exh. E-14

•	Provide hardware (e.g. hard drive, tape, etc…) erasing and disposal services for the bank.

•	Maintain complete and current technical documentation on all aspects of the Datacenter systems’ configurations.

o	Provide mid-level documentation to the bank pertaining to basic IT processes.
(For Example: Data-backup - Describe what data is backed up? What software is backed up? What is the frequency of each? What are the backup methodologies (e.g. incremental? Full?)

•	Regularly monitor the status of the anti-virus system

o	E.g. running on all systems, updated engines, update dat files.

o	Help the bank to determine the root cause of any quarantined viruses.

•	Manage and monitor bank employees’ network remote access

o	Maintain the Remote Access Policy

o	Obtain completed and authorized Remote Access Request Forms

o	Enable and disable remote access as directed

o	Generate and review reports to monitor the remote access usage of VPN users.

Management

•	Attend bank meetings (e.g. IT Committee, other) relating to IT new or prevailing IT matters.

•	Participate in the risk assessment process relating to new products/services

o	Provide input into the product/service risk assessment (e.g. threats, risks, controls)

o	Participate in populating the risk assessment

•	Perform research and provide advice on proposed new software for the institution.

•	Maintain a help desk function

o	Log and respond to user inquiries / issues

o	Properly prioritize issues

o	Respond to service requests in a timely and complete manner

o	Provide notification of the resolved issue(s)

o	Maintain audit trail documentation relating to each issue

•	Provide vendor due diligence documentation to the bank annually.

o	Disaster recovery preparedness and testing

o	Audit report results of Datacenter operations, including any remediation efforts

o	Information on security audits of the Datacenter

•	Facilitate the annual updating of the bank’s IT related policies.

•	Help the bank to populate and maintain the TRAC system information.

o	IS/IT Policies

o	Vendor Management

o	IS/IT Risk Assessment

o	Disaster Recovery

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Exh. E-15

Core Processing

•	Download, deploy and implement upgrades, hot fixes and patches to the banks network infrastructure each time a new release is delivered.

•	Provide and maintain the telecom pipe between the bank and core processor.

•	Participate in the negotiation process of core processor services and pricing.

•	Perform the ongoing due diligence of the core processor for Vendor Management purposes

o	E.g. Review financials, SAS70s, insurance, DR info, FFIEC reports, other security information.

o	Report the results of the annual due diligence review to the bank.

Firewall

•	Maintain proper physical security over firewalls

•	Provide for redundant firewalls (physical, imaged) for recovery purposes

•	Maintain firewall configurations in line with best practices and documented standards

•	Provide for periodic penetration testing of the firewalls

•	Maintain firewall and IDS patches and signature files

•	Generate and review IDS logs daily for analysis and escalation, as applicable

•	Generate and review firewall logs regularly to identify any changes made

•	Immediately notify the bank of any security breaches that have occurred within the Datacenter as well as remediation efforts underway.

•	Provide web filtering services relating to bank employees’ Internet access.

•	Provide the bank regular reports relating to employees’ web sites visited, and denied.

Networking

•	Maintain a network monitoring system

•	Maintain a 24x7 monitoring system of network connections.

•	Provide for escalation procedures and resolution of network issues.

•	Provide for network redundancy to preclude a single point of failure between the Datacenter and core processor

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Exh. E-16